FORWARD>

NAVIGATING CHANGE/CREATING VALUE



AR/S

03016790

AR/S
12:
P.E.
12-31-02
SEMCO ENERGY INC

PROCESSED
T MAR 17 2003
THOMSON
FINANCIAL

SEMCO ENERGY 2002 ANNUAL REPORT

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NAVIGATING CHANGE/CREATING VALUE

In 2002, SEMCO ENERGY refocused its priorities around the competencies it possesses in Natural Gas Distribution, Natural Gas Infrastructure Construction and Information Technology. In order to realize more of its potential, the Company also began implementing a systematic approach for adding value and a business planning process to strengthen the quality of decision-making. As a result, realistic assessments of market potential, organizational capacity and risk management now govern execution of our business strategy.

The most challenging aspect of mastering this new business approach is the adjustment it requires of executives, managers and front-line personnel. All must step away from cumbersome bureaucracy and understand the long-term effectiveness and profitability of using planned work processes to serve both internal and external customers. Business performance is improved by a rigorous, sustained focus on rethinking how we can design our work to create the most value for shareholders, customers and employees. Seeming simple, this concept actually demands a change in how people view their role in the organization and what constitutes good management and solid performance.

The theme of this year's Annual Report, Navigating Change/Creating Value, acknowledges that what we pursue is not a quick fix but rather a journey, requiring patience in a world that places a premium on immediate results. We believe, however, that dramatic improvement in the key drivers of our business success will not be possible without this revolution in thought and a sustained dedication to its vision and goals.

SEMCO ENERGY

COMPANY PROFILE

SEMCO ENERGY, Inc. is a diversified energy and infrastructure company that distributes natural gas to more than 383,000 customers in Michigan and Alaska. It owns and operates businesses involved in propane distribution, intrastate pipelines, natural gas storage and natural gas pipeline construction services in various regions of the United States. In addition, it provides information technology and outsourcing services, specializing in the mid-range computer market.

GAS DISTRIBUTION

This business segment provides natural gas and associated services and products to approximately 272,000 residential, commercial and industrial customers in Michigan. Its chief markets are in the populous southeastern, central, western and northern regions of Michigan. In Anchorage, Alaska, this business is the sole provider of natural gas and associated services to approximately 111,000 customers, and its service area encompasses approximately half of the population of Alaska.

CONSTRUCTION SERVICES

This segment serves utilities and other companies which desire to outsource maintenance and construction of underground gas pipelines. Services include installation of pipelines, meter/compressor stations and distribution systems.

PROPANE, PIPELINES & STORAGE

This segment owns intrastate gas transmission pipelines and underground natural gas storage facilities in Michigan. The propane business annually distributes more than four million gallons in the Upper Peninsula of Michigan and Northern Wisconsin, making it one of the area's largest suppliers.

INFORMATION SERVICES

This segment specializes in outsourcing infrastructure and technical expertise in the IBM AS 400 and other mid-range computer platforms. Markets include automotive component suppliers located in the Midwest, utilities and other organizations using mid-range computers. IT outsourcing services include: platform operations, application operations, applications management, network management, and desk top services for personal computers, client/server, LAN and WAN networks.

FINANCIAL AND OPERATING HIGHLIGHTS

YEARS ENDED DECEMBER 31,	2002	2001	2000
FINANCIAL INFORMATION (000'S)			
Operating revenue	$480,965	$ 445,823	$ 410,325
Operating income	$ 56,709	$ 44,391	$ 65,233
Income (loss) from continuing operations	$ 8,939	$ (239)	$ 16,598
Net income (loss) available to common shareholders [(a)]	$ 8,949	$ (6,361)	$ 16,693
Total assets at year end	$876,514	$ 863,548	$ 851,223
Total capitalization at year end	$615,484	$ 592,170	$ 582,776
Return on average common equity	8.0%	(5.1)%	12.0%
COMMON STOCK INFORMATION			
Earnings per share - basic			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.92
Net income (loss) available to common shareholders [(a)]	$ 0.48	$ (0.35)	$ 0.93
Earnings per share - diluted			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.89
Net income (loss) available to common shareholders [(a)]	$ 0.48	$ (0.35)	$ 0.90
Dividends per share	$ 0.59	$ 0.84	$ 0.84
Closing stock price at year end	$ 6.10	$ 10.75	$ 15.56
Book value per share at year end	$ 5.89	$ 6.24	$ 7.50
Average common shares outstanding (000's)	18,472	18,106	17,999
Common shares outstanding at year end (000's)	18,682	18,240	18,056
BUSINESS SEGMENT INFORMATION (000'S, EXCEPT VOLUMES OF GAS AND CUSTOMERS)			
Gas Distribution			
Operating income	$ 59,076	$ 50,337	$ 62,876
Percent colder (warmer) than normal	(3.3)%	(8.6)%	(5.9)%
Volumes of gas sold (MMcf)	65,057	63,127	61,054
Volumes of gas transported (MMcf)	44,921	42,992	48,706
Customers at year end	383,298	374,938	367,157
Construction Services			
Operating income	$ (1,999)	$ (1,374)	$ 3,676
Feet of pipe installed	5,198	7,320	7,969
Information Technology Services [(b)]			
Operating income	$ 602	$ 431	$ 481
Propane, Pipelines and Storage			
Operating income	$ 1,946	$ 1,871	$ 1,530
Gallons of propane sold	4,493	4,233	4,492

(a) The net loss available to common shareholders for 2001 includes losses of $6.1 million, or $0.34 per share, associated with the Company's discontinued engineering services business and restructuring charges, asset impairments and certain other unusual items of $5.1 million, or $0.28 per share, associated with the redirection of the Company's business strategy.

(b) Operations began for the Information Technology Services segment in April 2000.

FORWARD> LETTER TO THE SHAREHOLDERS

Dear Shareholder,

During 2002, we gained significant ground on realizing our Vision to be recognized as an energy company in which people can place their trust. We are fortunate that we are not distracted by the scandals that have plagued other companies. Quite the contrary, we are driven to provide excellent customer service. We are committed to creating value for our shareholders and dedicated to the welfare of our employees. In fact, we have reduced the distractions others have experienced by being a company of principled people, with a well-grounded and ethical foundation. We are honoring our commitments. We accept the responsibilities and accountabilities of managing your investment in our Company.

These tenets provide a substructure upon which we can confidently regard 2002 as a year in which we continued our journey to bridge the gap between uncertainties of the past and a more secure, financially stable future. Indeed, a future that will position our Company to realize opportunity and to deliver value to you, our shareholder. As so many corporations across America have been challenged, we also have been challenged by a dynamic marketplace, a stalled economy and international political uncertainty. All of those factors certainly have taxed our wherewithal and our creativity in executing our plans to restructure the Company. In spite of the extremely unforgiving conditions of the economic landscape, our Company experienced many operational and financial successes in 2002. These achievements demonstrate that we have moved aggressively to address issues affecting our business.

PERSONAL SUCCESS AND ORGANIZATIONAL EXCELLENCE REQUIRE SEMCO ENERGY SENIOR MANAGERS TO ENCOURAGE TEAMWORK AND LEARNING TO MAXIMIZE INDIVIDUAL AND ORGANIZATIONAL POTENTIAL. THIS WILL HELP US ACHIEVE GREATER DISCIPLINE AND RATIONALITY OF THOUGHT, BOTH OF WHICH ARE REQUIRED FOR THE SUCCESS OF SEMCO ENERGY.



OPERATIONAL ACHIEVEMENTS

In the Gas Distribution business, we achieved an improvement in operating results and we continue to benefit from customer growth at or above the industry average in our service territories in Michigan and Alaska. Customer growth was 1.9 percent and 3.1 percent in Michigan and Alaska, respectively. This compares favorably to the growth of gas distribution companies, which nationally has averaged approximately 1.8 percent over the past 10 years.

Creative rate designs, including a second, three-year fixed commodity cost, characterized the Gas Division's efforts to provide price stability and reliability of supply in the home-rule Battle Creek, Michigan service area. Our Michigan Public Service Commission (MPSC) customers benefited by the fixed commodity cost through March 2002 in a price-volatile market. In other service areas of Michigan regulated by the MPSC, customers returned to the traditional Gas Cost Recovery, effective April 1, 2002, but under a new asset management agreement with BP Energy. As a result, market-driven gas cost increases were mitigated. Consistent with my letter to you last year, the Company fulfilled its commitment to divest the Engineering services business. Thus, we reduced the corporation's business risk and eliminated significant operating losses.

FINANCIAL ACHIEVEMENTS

The year 2002 was highlighted by numerous financial challenges. I am pleased to share with you the successful execution of several key financial initiatives. Although such a change is never welcomed, it was absolutely necessary that the dividend rate on our common stock be reduced. Taking that action provided our Company with much needed cash and equity required to better manage our capital requirements. In addition, we were successful in reducing our capital expenditures by almost 40 percent. This dovetailed well with our redirected business strategy that eliminated the need for capital with which to make acquisitions.

Capital expenditures were focused on the Gas Distribution business, primarily to support new customer growth in 2002. During the year, we established a multi-year, short-term credit facility that replaced multiple, one-year credit lines. This is significant in that the Company continues to enjoy access to reasonably priced debt. We also successfully refinanced an expiring private debt placement in the public market at an improved interest rate.

ORGANIZATION DEVELOPMENT

Redefining our business strategy and eliminating unprofitable businesses to improve the Company's competitiveness are not the only steps we are taking to navigate change and create value.

We are developing the organization into one that can win in a marketplace defined by ambiguity and uncertainty. The change management system we are implementing provides a dependable, perpetual guide that helps us methodically review our internal and external performance, identify needed changes, turn them into action plans, assign the necessary tasks, accomplish the desired goals and measure success. Our goal is to create an environment that values a never-ending effort to improve everything we do. Only a day-in, day-out commitment to value-based teamwork can propel the organization to a level of excellence that benefits shareholder, customer and employee alike. Everyone in our Company has been immersed in the new approach.

FINANCIAL RESULTS

Net income for 2002 was $8.9 million, or $0.48 per share, compared to a net loss of $6.4 million, or $0.35 per share, for 2001. The prior year's loss included a number of unusual charges, including losses from discontinued operations, restructuring charges, asset impairments and other unusual items, which amounted to $11.2 million, or $0.62 per share. Our 2001 net income from continuing operations and before the unusual charges was $4.8 million, or $0.27 per share. The remaining $4.1 million increase in net income, when comparing 2002 to 2001, was due primarily to an increase in operating income from our Gas Distribution business, offset partially by a decrease in operating results from our Construction Services business. The improvement in our Gas Distribution segment was due in part to increased gas margins as a result of continued customer growth, colder temperatures compared to 2001, and increased gas cost savings. A decrease in operating expenses also contributed to the improvement.

The decrease in operating results of our Construction segment was due in part to construction customers delaying projects in light of the generally depressed economy and their own financial considerations. In addition, operating performance in several regions of the country was below our profitability expectations. However, we have since ceased operations in many of these under-performing regions of our Construction business.

OUTLOOK

SEMCO ENERGY remains a strong gas distribution company with opportunities to expand its market and improve efficiencies by drawing on the best practices of our Michigan and Alaska divisions. New leadership in the Gas Distribution Business brings new energy and new approaches to navigating change and creating value. As I mentioned previously, we have ceased operations in a number of under-performing regions of our Construction business, which will eliminate from future results the operating losses we incurred in these regions during 2002. We also are shoring up our project management skills and striving to maximize construction work crew productivity in 2003.

Our enduring Vision is to be recognized as an energy company in which people can place their trust. Our Mission remains to provide an attractive investment return for shareholders while delivering a high standard of customer service.

On behalf of our employees and the Board of Directors, thank you for your continued investment in SEMCO ENERGY.

Sincerely,

Marcus Jackson
Chairman, President & Chief Executive Officer

20 MILE RIVER RAIL BRIDGE, PORTAGE, ALASKA





SEMCO ENERGY is a multi-divisional business with value beyond that of each division.

Our primary business, Gas Distribution, continues to experience the impact of warmer-than-normal weather. Temperatures in Michigan and Alaska combined were 3.3 percent and 8.6 percent warmer-than-normal during 2002 and 2001, respectively. Gas Distribution operating income for 2002 was $59.1 million, up approximately $8.7 million from 2001. Customer growth remains above average at a pace of about 2.2 percent. In the last three years, a total of approximately 25,900 customers have been added, bringing the customer base to more than 383,000, with little or no incremental increase in employee levels in the operating areas.

The business strategy for SEMCO's natural gas distribution unit is to create "a new gas utility," drawing on the skills and best practices from our Michigan and Alaska operations areas. In 2002, we began to create a bridge to greater value by examining the business systems and processes needed to efficiently operate our natural gas distribution lines, provide high-quality customer service, develop optimal rate designs, capture new, non-traditional revenues, prudently procure gas and control costs.



Our gas utilities enjoy a number of advantages in addition to high technical skill in performing efficient gas distribution operations. We maintain excellent Operator Qualification and technical training programs. Nearly 300 employees in Alaska and Michigan have been trained to be in compliance with Department of Transportation Operator Qualification Regulations. In Alaska, a modern and well-maintained distribution system increases efficiency.

New technology, such as automated gas supply operations and meter reading, continue to enhance efficiency. Utilizing ENSTAR's video documentation of line locating activities, mis-locates associated with third party damage were significantly reduced for the second successive year, and 100 percent of the 30,000 line location requests received were performed on time in 2002.
We completed the engineering work associated with a replacement pipeline crossing the Big Susitna River. The replacement will take place in 2004.

ALL ORGANIZATIONS ARE DIFFERENT, EACH HAVING UNIQUE REQUIREMENTS DICTATED BY THE BUSINESS ENVIRONMENT. FROM ORGANIZATIONAL ARCHITECTURE, TO SYSTEMS, TO PROCESS REQUIREMENTS, TO COMPETENCIES, A LEARNING ORGANIZATION MUST BE PROPERLY MANAGED IF IT IS TO SUCCESSFULLY EXECUTE ITS BUSINESS STRATEGY. TO THAT END, OUR EMPLOYEES ARE IMPLEMENTING VARIOUS ORGANIZATIONAL CHANGES.



ENSTAR serves more than 111,000 customers in South Central Alaska. It is the sole distributor of natural gas to Anchorage, Alaska's largest city and the financial hub of the state.

ENSTAR's service area encompasses one half of the state's population. The utility has 396 miles of high-pressure transmission pipelines and 2,421 miles of gas distribution mains. ENSTAR's residential and commercial rates are among the lowest in the country, and gas usage per residential customer is the highest among investor-owned utilities. During 2002, ENSTAR completed 69 miles of additional distribution pipeline, adding 3,050 new service lines. In addition, ENSTAR completed two major reimbursable highway relocation projects, along with other, small and reimbursable public improvements. The utility upgraded two regulator stations in its southern division, enhancing gas distribution capacity in the Kenai-Soldotna area. Following a 7.9 earthquake north of Anchorage, a post-quake leak survey revealed no damage to ENSTAR's system, which is modern and reliable. The Company capitalized on an opportunity to expand its distribution systems on the Kenai Peninsula with the installation of 11 new miles of distribution main and 141 service lines in the Tote/Echo Lake Road Local Improvement District.

A strategic focus for adding value is the capture of non-traditional sources of revenue. An ENSTAR subsidiary, Norstar Pipeline Company, was awarded three contracts associated with engineering, construction, and operation of the Kenai Kachemak Pipeline. The new 32-mile, 12-inch gas line runs from the existing Alaska Pipeline Kalifonski Compressor Station just south of Kenai to the new gas production developments in the Ninilchik area. The Right of Way Lease was signed in November 2002, beginning the construction phase. In 2003, Norstar will continue with construction management of the pipeline installation and commissioning, followed with implementation of a Pipeline Operations Service Contract. In addition, we see the possibility of providing additional gas distribution services in the state. We continue to monitor the possible development of vast North Slope natural gas reserves. Gas production development plans, the determination of a route for a pipeline and the disposition of other economic and regulatory matters all will affect future opportunities for ENSTAR. The southernmost pipeline route would be most favorable for ENSTAR's growth and expansion.

Complementing its environmental benefits, natural gas in Michigan still enjoys the advantage of being less expensive than competing fuels. The natural gas delivery system provides unmatched convenience.

When the price of gas slumped to a multi-year low in July 2002, there was wide divergence among forecasters on the price outlook. Even so, there was agreement that, since drilling had lagged so far behind 2001 levels, it was only a matter of time before the market tightened. By December 2002, fundamentals had pushed the NYMEX price to over $5 per thousand cubic feet. We are fortunate in that our ENSTAR division is virtually free from the type of price and supply volatility experienced in the lower 48 states. Still, challenges to exploration and production continue to be the focus of Canada's Energy Board and the U.S. Natural Gas Supply Association. Both have emphasized that the development of new sources of natural gas must be

SARAH SHELLEY HIGH BRIDGE, NEAR DES MOINES, IOWA

IN AN EVER-MORE COMPETITIVE BUSINESS ENVIRONMENT, SUCCESSFUL ORGANIZATIONS MUST LEARN WHAT IS REQUIRED TO WIN FASTER THAN THEIR COMPETITORS. THIS IMPLIES THAT EVERYTHING CHANGES. LEARNING TO INTEGRATE CHANGE WITH WHAT ALREADY EXISTS MORE EFFICIENTLY THAN COMPETITORS WILL ALLOW SEMCO ENERGY TO LEAD AND SUCCEED BY INCREASING ITS CAPACITY TO SATISFY CUSTOMERS.



pursued to reduce the likelihood of higher prices and greater price swings. The absence of large energy marketers, who exited the business in 2002, also has contributed to the instability of prices.

Demand for natural gas is projected to increase by nearly 50 percent during the next 20 years—an average annual growth rate of 2 percent, a higher rate of growth than other conventional fossil fuels. As demand for natural gas increases, the Energy Information Administration projects that natural gas production will increase from the current 19.1 trillion cubic feet (Tcf) to 28.5 Tcf by 2020, an average annual rate of 2 percent. Net imports, primarily from Canada, are projected to increase from 3.5 Tcf to 5.5 Tcf between 2000 and 2020. Currently, about 15 percent of the natural gas consumed in the U.S. comes from Canada.

Natural gas customer growth in Alaska is averaging nearly 3 percent annually, with ENSTAR experiencing 3,359 net customer additions in 2002. ENSTAR's largest customers are Anchorage Municipal Light & Power, military bases, gas marketer Aurora Power Resources, Marathon Oil, the Chugach Electric Association and Union Oil of California. These and other transportation customers account for 25.2 billion cubic feet (Bcf) of natural gas deliveries, or approximately 53 percent of total deliveries in 2002.

Potential for new generating plants in Michigan is being realized. SEMCO ENERGY secured a contract to construct a 16", 1-mile pipeline serving a 300 MW peaking plant in eastern Michigan's East China Township. The project, completed well under budget, came on-line in April 2002, representing an annual revenue contribution of approximately $260,000. The Michigan division has 5,423 miles of distribution pipeline, and 160 miles of gas transmission pipeline. This division had 4,981 net customer additions in 2002. Deliveries of natural gas from sales and transportation totaled 62.6 Bcf.

While meeting industry challenges and change, we have developed an approach to gas distribution that has produced a skilled, responsive organization with safe, efficient operations and high customer satisfaction. In Michigan and Alaska, we are now able to serve approximately 700 customers per employee. This ratio places SEMCO ENERGY among the best-operated companies in the gas distribution industry. Safety audits of all SEMCO ENERGY GAS and ENSTAR facilities as well as onsite safety inspections of all field work sites at ENSTAR and numerous SEMCO work sites were conducted. Integration of utility safety programs resulted in cost-saving and effective program management which produced a reduction in lost-time injuries and workers' compensation claims costs.

Technological improvements, such as the Automated Meter Reading (AMR) system, are tools that allow us to be more efficient and achieve increasing levels of customer satisfaction by virtually eliminating estimated bills. At ENSTAR, an AMR software upgrade achieved an actual read rate of 99.9 percent each month in 2002. In the Michigan division, a Workforce Management System was implemented in the Customer Call Center to aid in the forecasting of call volumes and staff scheduling. An easier-to-read bill format also was introduced.

To reduce wait time and improve efficiency, the Michigan Call Center was redesigned to accommodate an automated call routing system and


SEMCO ENER

Our utilities demonstrate high technical skill in performing efficient gas distribution operations.

call specialization features. Improvements were made to the Customer Information System to automate the enrollment, de-enrollment and billing of customers participating in Customer Choice Programs, under which customers elect to purchase gas from a third-party marketer. Installed two years ago, a voice mail system, enabled customers to leave messages instead of waiting on hold to speak to customer service representatives. Multiple collection processes were reviewed for efficient performance. An upgrade of the ENSTAR Northern Division's (Wasilla area) phone system now allows for calls to be answered in the Anchorage call center. A strategic review of Michigan and Alaska Call Center Operations was begun in 2002.

GAS SUPPLY & REGULATION

In 2002, new Asset Management agreements for the Michigan Public Service Commission (MPSC) regulated and Battle Creek Divisions were negotiated with BP Energy, along with a new Gas Supply agreement for the Battle Creek Division.

In addition, a gas transportation contract with Northern Natural Gas, one of five pipeline suppliers, was negotiated for a total savings of nearly $300,000 through April 2008. Our Hotflame Propane Division reached an agreement with BP resulting in savings on propane purchases.

Our partnership with BP Energy has allowed the Company to achieve competitive gas costs in Michigan. BP Energy manages all of SEMCO's Michigan gas supply and transportation capacity, five pipelines and 14 Bcf of underground gas storage. Use of an asset manager has resulted in significant cost reduction for several years running. The "home regulated" community of Battle Creek, Michigan remains on a fixed commodity rate through March 31, 2005, thereby protecting consumers from costly market swings.



In service areas of Michigan regulated by the MPSC, customers returned to the traditional Gas Cost Recovery

CUT RIVER ROAD BRIDGE, NEAR EPOUFETTE, MICHIGAN





Business planning is part of a systematic approach for adding value.

method on April 1, 2002. Under the new asset management agreement with BP Energy, wide swings in gas cost increases were mitigated, although commodity cost increases were realized beginning April 1, 2002. The 2003-2004 Michigan Gas Cost Recovery Plan, which describes gas purchasing plans and projected costs for MPSC consideration and approval, was filed with the Commission in December 2002. In Alaska, a $0.05/Mcf surcharge was applied to the annual Gas Cost Adjustment to bring actual gas costs in line with projections, and took effect in January 2003.


ENSTAR

Provisions for Michigan customers to choose a third-party supplier specify that, under a phase-in plan, up to 100 percent of customers will be eligible for this option by 2004. SEMCO would continue to transport gas for these customers. A 20 percent participation rate was planned for 2002-2003, although no suppliers and thus, no customers, are currently participating in the program.

In November, 2002, a rate case was filed with the MPSC seeking a rate increase of approximately $10.9 million. The need for the increase was created by increases in pension and health care costs and the investment of approximately $120 million in new plant since the last rate case was filed in 1996.

If approved, typical customers would see an increase of $27.21 a year, or less than $3 per month, not including commodity charges. The filing includes greater recovery of fixed costs in the monthly customer charge and declining block rates for sales customers. This is intended to provide more stability in customer bills by moving costs from the peak heating season to summer and off-peak heating months. These design changes, if permitted, will reduce the weather-sensitivity of the MPSC regulated area by 50 percent.

The filing also includes a change to the emerging industry norm of billing based on the heat content of natural gas, or therms, rather than the current volumetric measure, cubic feet. Any changes resulting from this rate case, which does not include Battle Creek, likely would be made in 2003.


Combined Gas Distribution Customers At Year End (in thousands)
400
350
300
250
200
150
100
50
99
00
01
02


Gas Distribution Property Additions (in thousands)
$50,000
$40,000
$30,000
$20,000
$10,000
99
00
01
02



Several Michigan gas supply administration challenges and opportunities were met in 2002. A realignment of responsibilities in the Gas Transportation Administration area to accommodate the return to the GCR process alleviated the need to hire additional personnel. All gas controllers met Operator Qualification requirements. Automated gas supply and capacity planning tools were upgraded. Station up-grade work was completed in the Battle Creek, Michigan area in preparation for the conversion of the existing 150, 300 and 500 psig systems into a single 275-psig loop. In Alaska, new procedures for gas deliveries and balancing were developed in cooperation with field operators and gas marketers. A strategic review of Gas Procurement systems and processes was begun in 2002.

In Alaska, the majority of ENSTAR's gas supply is purchased under long-term contracts with Marathon Oil Company, Chevron, Conoco Phillips and the Municipality of Anchorage, and indexed to changes in the price of crude oil or a base price, subject to adjustment based on a percentage of the change in certain inflation measures. In 2002, deliveries began under the first of two new gas supply contracts that were entered into in 2000. These two new gas supply contracts provide for a portion of the company's requirements through 2016. Both have been approved by the Regulatory Commission of Alaska (RCA). ENSTAR's weighted average delivered cost of gas in 2002 was $2.51/Mcf. Gas supply costs are passed through to customers, and ENSTAR has no take-or-pay liabilities.

During 2001, the RCA conducted a review of ENSTAR's rates, resulting in a December hearing on ENSTAR's revenue requirement. In August 2002, ENSTAR received an Order from the RCA concluding its review of ENSTAR's revenue requirement. The Order, and an additional Order issued in September 2002, indicated an annual revenue reduction of $2.1 million, and the Company implemented an across-the-board rate reduction. In its Orders, the RCA established a revenue requirement of $107.6 million and a 12.55 percent return on equity. The RCA said, "We established the 12.55 percent return on equity, which is at the upper end of the range proposed in the record, to reflect confidence in ENSTAR's management practices and to assure an incentive of capital investment in the company." ENSTAR filed an updated cost-of-service study and a rate design in December 2002, which will be reviewed by the RCA in 2003.

Our Gas Distribution business is well positioned organizationally and competitively. We expect to continue to achieve an above-average customer growth rate in the foreseeable future. We also recognize that the key to success is finding new bridges to value. To that end, our imperatives are to create a "new" gas utility drawing on the best skills from all geographic locations; achieve optimal rate designs and rate levels; determine and implement efficient and effective systems and processes; identify and exploit non-traditional revenue opportunities; identify areas to be reviewed for potential cost savings; and develop a culture that encourages and supports participation and leadership.

FORWARD> CONSTRUCTION

OUR BUSINESS STRATEGY IS TO MAXIMIZE PROFITABILITY IN CURRENT LINES OF BUSINESS: NATURAL GAS DISTRIBUTION, NATURAL GAS INFRASTRUCTURE CONSTRUCTION AND INFORMATION TECHNOLOGY. THUS, ALL SEMCO ENERGY MANAGERS ARE: ENSURING EVERYONE IS FOCUSED ON SATISFYING CUSTOMERS; RESOLVING ISSUES WITHIN A FRAMEWORK OF INCLUSION, TRUST AND RESPECT; ENABLING WORKERS TO IMPROVE PROCESSES; AND SHARING ACCOUNTABILITY FOR BUSINESS RESULTS.



The Construction Services business reported an operating loss of $2.0 million in 2002, compared to an operating loss of $1.4 million in 2001. After a strategic review, the decision to exit the Engineering business and certain regions of the Construction business was made in the fourth quarter of 2001. The Engineering business, along with the name, NATCOMM, was sold in November 2002.

The results of our Construction Services business have fallen below expectations and are down from last year's results. In the northern regions of the country, customers cut back or delayed construction projects in 2002, in light of the uncertain economy and other factors. This further eroded most of the margins on work performed in this region due to the time lag required to reduce the fixed costs associated with the prior level of revenues. In addition, certain fixed costs could not be eliminated for a number of reasons, including the expectation that work would resume on many of the projects.

During the first and second quarters of 2002, construction revenues in the southern region of the country were up significantly due to certain large projects in that region. Margins on these projects offset the decrease in margins in the northern region. However, during the third and fourth quarters of 2002, customers in the southern region also delayed some of these large construction projects due to concerns regarding the economy and other factors, which also eroded margins in that region.

Competition for the limited supply of available work also has contributed to the reduced margins on the work that is actually performed. In addition, the operating performance in certain regions has been below the Company's expectations. In late 2002, the Company ceased operations in a number of these under-performing regions.

Despite these setbacks, we believe the increasing demand for natural gas will sustain a continued, long-term increase in the needs for infrastructure expansion. There are estimates showing that 50 percent of infrastructure construction services for 1,300 local distribution companies nationwide are outsourced. Continuing to own and build the Construction Services business makes strategic sense. We intend to perform based on profitable pricing models and at a level of quality expected by large utilities.

There are a number of long-term pipeline construction projects in our territories. There are opportunities for the development of operational and maintenance projects with existing customers. There is potential for gas-fired power plant projects. Further economic slowdown, competition for contracts, industry consolidation and insurance costs are challenges. The bridge to creating greater value is built upon the skills we can leverage to enhance financial, project management, technical and purchasing support.

The goal of the Construction Services Business is to grow by capturing more business from existing and new customers and by maximizing the profitability of its product offerings. Other key drivers for revenue growth and cost savings are improving the bid process, an efficient equipment replacement program, consolidation of accounting functions and a continued focus on safety, which improved dramatically in 2002.

MISSOURI RIVER TOLL & RAIL BRIDGES, ON THE NEBRASKA-IOWA BORDER





Key value drivers are management expertise, qualified employees and ultimate reliability.

We've exited geographic areas that weren't likely to make a significant contribution to results. Our new organizational design reflects an integrated company. Our key value drivers are management expertise, an experienced and qualified workforce and quality based on ultimate reliability.

Fledgling operations were discontinued, a number of administrative and middle management positions were reduced, and tighter controls were placed on spending. We are using our Southern Division's processes as models for integrating all geographic areas.

Our Construction Services business has a skilled and experienced management and a field workforce team. To that end, Department of Transportation Operator Qualification training was accomplished in 2002. Worksite construction safety programs were implemented in 16 states. Our Southern Division continued modifying several compressor stations for a major interstate pipeline company throughout the Southeast. Our Midwest Division, which spans a wide geographic area, completed extensive main and service installations in Illinois, Nebraska, Kansas and South Dakota for a number of natural gas utilities. We currently provide construction services to gas utilities in Michigan, Indiana, Wisconsin, Missouri, Tennessee, Georgia, Louisiana, Texas, Iowa, Illinois and South Dakota. Operations offices, formerly in Houston, now are located in Comstock Park, Michigan, near Grand Rapids.

This geographic breadth and other capabilities, including sophisticated underground directional drilling, can easily be applied to the installation of pipelines and cable in many regions and for a variety of industries. Gas utilities and interstate pipelines continue to demonstrate preferences for larger contractors with the experience and trained personnel to handle larger or more complex projects, stronger financing capabilities and a lower price, given their economies of scale. The trend is to outsource in-house work due to downsizing or lack of skilled personnel. Combined with growing demand for underground facilities, this bodes well for the future of the Construction Services.



FORWARD> PROPANE, PIPELINES & STORAGE

CUTLER-DONAHOE BRIDGE, MADISON COUNTY, IOWA



UNLEASHING THE FULL POTENTIAL OF THE ORGANIZATION MEANS SHEDDING THE PRECEPTS OF BUREAUCRACY TO CONSTRUCT A FRAMEWORK DRAWING ON THE STRENGTHS OF ALL OUR PERSONNEL TO ADD VALUE FOR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES. TO SUPPORT THIS STRUCTURE, WE MUST CAPTURE THE ENERGY AND IMAGINATION OF ALL EMPLOYEES AS WELL AS SEIZE NEW REVENUE AND INCOME OPPORTUNITIES.

Infrastructure expansion is predicted due to the increasing demand for natural gas.

Through our ownership interests in intra-state gas transmission and storage facilities, which take advantage of large quantities of gas moving through the Great Lakes area, we plan to create value for shareholders by providing the natural gas commodity and services to utilities and other customers in Michigan. Consistent with our redirected business strategy, we will use our market expertise and other core competencies to expand profitable investment opportunities. For 2002, the Propane, Pipelines & Storage business reported $7.1 million of operating revenues and $1.9 million of operating income. The impact of weather on the operating income of the Propane, Pipelines & Storage segment relates entirely to the results of the propane business.



Hotflame Gas, Inc., in the Upper Peninsula of Michigan, sells more than four million gallons of propane per year. The Michigan retail market consumes approximately 700 million gallons of propane annually.

Although frequently more expensive than natural gas in urban areas, propane is the fuel of choice in rural areas where natural gas pipelines do not exist or are not economical to build. Currently, the propane business requires considerable scale of operations to extract product supply and operating cost advantages to compete effectively. We have adapted by eliminating unprofitable services, selectively cutting costs and introducing a centralized billing system.

The Pipelines & Storage business consists of three natural gas transmission pipelines (Greenwood Pipeline, Eaton Rapids Pipeline and Litchfield Lateral) and the Eaton Rapids Gas Storage System, all of which are located in Michigan. The Company has either full or partial ownership interests in these operations.

The Greenwood Pipeline is a 100-percent owned, 18.5-mile, 18-inch diameter intrastate pipeline connecting an interstate pipeline with the Detroit Edison Greenwood Power Generation Plant. The pipeline provides natural gas transportation services to the Greenwood Power Plant and to SEMCO GAS' Port Huron service



area. Construction of the pipeline was completed in 1991 and upgraded in 1999. The 1999 upgrades allow us to serve additional electrical peak load generation units at the Greenwood site.

The Eaton Rapids Pipeline is a 100-percent owned, 37-mile, 6-inch diameter line that connects Albion and Battle Creek, Michigan, with the Eaton Rapids Gas Storage System. The original 30-mile line was purchased in 1986. The 7-mile pipeline extension to the Eaton Rapids Gas Storage System was completed in 1990.

The Litchfield Lateral is a 31-mile, 12-inch diameter natural gas pipeline connecting the Eaton Rapids Gas Storage System with ANR Pipeline Company's natural gas transmission system. SEMCO owns a 33 percent interest in this pipeline, and has a long-term lease agreement with ANR Pipeline for use of SEMCO's interest in the Litchfield Lateral pipeline.

Customers of Eaton Rapids Gas Storage System use the Litchfield Lateral to move gas directly between the storage field and ANR Pipeline to facilitate summer injections and ANR deliveries of winter withdrawals.

The Eaton Rapids Gas Storage System is a 50-percent owned gas storage field near Eaton Rapids, Michigan, which was converted from depleted gas wells by ANR Pipeline and SEMCO ENERGY Gas Storage Company, who are equal owners of the operation. The Eaton Rapids Gas Storage System has a working capacity of 12.8 Bcf of natural gas.

SEMCO leases a portion of the capacity of the Eaton Rapids storage field. Through intrastate pipelines, this facility can be used to augment daily interstate pipeline deliveries of gas that supply areas in our Lower Peninsula service territory. A strategic focus in 2002 was an exploration of how to derive more value from this storage field by offering natural gas "park" and loan services, selling unneeded fuel gas with which to run compressors and increasing the field's top pressure to increase the level of working gas.

In its outlook for Propane, Pipelines and Storage, management believes in growth with the continued deregulation of gas markets and the increasing demand for natural gas. As gas markets expand, or are deregulated, management believes the Great Lakes region, as a gas-moving hub, will create additional pipeline and storage project opportunities.

The Company's propane business competes with other regional and national propane providers and with other energy sources, such as natural gas, fuel oil and electricity. Propane remains an environmentally clean and competitive fuel in rural service territories like Hotflame's.

HOUGHTON/HANCOCK ELEVATOR BRIDGE, HOUGHTON, MICHIGAN



Aretech extends our Information Technology infrastructure and technical expertise in the IBM AS400 and other midrange computer platforms to non-affiliated customers and new markets. For many companies, managing numerous, complex Information Technology (IT) projects internally can drastically reduce focus on the strategic aspects of their business. Management attention, resources and staff time



often are better spent maximizing revenues, quality and profitability. Thus, many have taken, or are taking, steps to outsource IT functions to IT partners.

Our mission is to provide commercial-quality services to meet SEMCO ENERGY's technology goals, not only in our utility operations in Michigan and Alaska, but also for construction operations in various states. By leveraging the technology infrastructure needed for affiliated customers to a market desirous of outsourcing IT functions, Aretech has transformed the IT function into a Profit Center and provides another element of SEMCO's growth.

Aretech's business strategy is focused on IT infrastructure outsourcing services. Target markets include automotive component suppliers located primarily in the Midwest.

Aretech houses and operates AS400 computer systems for auto industry parts suppliers, including Metaldyne and Davis Industries, as well as others such as Viking Corporation and General Fasteners. Aretech has a third party "Application Hosting Agreement" with J.D. Edwards for the utility industry throughout the U.S. and for auto suppliers in the central and mid-Atlantic region. Aretech is one of very few ASP organizations that meet stringent operational and organizational requirements to be a J.D. Edwards Business Partner. Aretech offers the full suite of J.D. Edwards Enterprise Resource Planning (ERP) products and capabilities to organizations that cannot afford the large investment required to own and operate an in-house ERP system. Aretech hosts the ERP system, and customers acquire only the software applications they need. In 2002, Aretech completed the implementation of the J.D. Edwards "One World XE" enterprise business application for many SEMCO ENERGY affiliates.

On-line bill presentation and payment has been introduced to 383,000 customers of SEMCO ENERGY's Michigan utility division and over 5,000 customers are enrolled to pay monthly utility bills using the service.

EXECUTIVE OFFICERS

Marcus Jackson

Chairman of the Company since March 1, 2002. President and CEO of the Company since June 2001. Executive Vice President of Kansas City Power & Light Company (KCPL) from November 1996 to June 2001. From May 2000 to June 2001, President of KCPL Power, a wholly-owned subsidiary of KCPL. From October 1995 to June 2001, Chairman of the Board of KLT Power, Inc., a second-tier subsidiary of KCPL. Also held the following positions at KCPL during the past five years: Chief Financial Officer from January 1999 to December 2000, and Chief Operating Officer from November 1996 to January 1999.

Lila R. Bradley

Vice President of Human Resources and Public Affairs since January 2000. Director of Human Resources from March 1998 to January 2000. Manager of Labor Relations for Burlington Northern Santa Fe Railway from 1988 to 1998.

Eugene N. Dubay

Vice President of SEMCO Energy, Inc. and Senior Vice President and Chief Operating Officer of SEMCO Energy Gas Company Division since October 2002. President, Kansas Gas Service Division of ONEOK, Inc. from 1997 to October 2002.

Arnold R. Madigan

Vice President and General Counsel since August 2002. Served as outside General Counsel to the Company from September 1996 to August 2000.

John E. Schneider

Senior Vice President, Treasurer and Chief Financial Officer since January 2002. Vice President from April 2001 to January 2002 and SEMCO Energy Gas Company Division Executive Vice President and Chief Operating Officer from March 2001 to January 2002. Senior Vice President of Corporate Development from September 1999 to March 2001. Senior Vice President and Chief Operating Officer of SEMCO Energy Ventures, Inc. (a subsidiary of the Company) from May 1998 to September 1999. Prior to joining the Company, he was self-employed as a management and business consultant from 1994 to May 1998.

Steven W. Warsinske

Vice President and Controller since April 2000. SEMCO Energy Gas Company Division Vice President and Chief Accounting Officer from February 1998 to April 2000. SEMCO Energy Gas Company Division Vice President of Accounting and Controller from 1996 to February 1998.

Sherry L. Abbott

Corporate Secretary

BOARD OF DIRECTORS

***Marcus Jackson** (1999)*
Chairman of the Board, CEO and President, SEMCO Energy.

***John T. Ferris** (1994)*
Senior Partner in law firm of Ferris & Schwedler, P.C. in Bad Axe, Michigan.

***Michael O. Frazer** (1986)*
Attorney practicing in Battle Creek, Michigan.

***Frederick S. Moore** (1995)*
Chairman and President of DSLT Inc.

***Edith A. Stotler** (1987)*
Personal family financial manager.

***John M. Albertine** (2000)*
Since 1990, Chairman and Chief Executive Officer of Albertine Enterprises, Inc.

***John R. Hinton** (2002)*
Retired in 1999 from the Kellogg Company as Executive Vice President Administration-Chief Financial Officer.

***Donald W. Thomason** (1995)*
Retired in 1999 from the Kellogg Company as Executive Vice President Corporate Services/Technology.

***Edward J. Curtis** (1995)*
President of E.J. Curtis Associates, Inc.

***Harvey I. Klein** (1993)*
President of Global Strategies Group L.C.

***Thomas W. Sherman** (2002)*
Since 1975, Director of Bay State Gas Company, a wholly-owned subsidiary of NiSource, Inc.

**Other than Mr. Jackson, each director's and nominee's principal employment is and has been with a company not affiliated with SEMCO.*



***Board of Directors** (top row left to right) Marcus Jackson, Edith A. Stotler, John T. Ferris, Michael O. Frazer, Donald W. Thomason, John R. Hinton (bottom row left to right) Edward J. Curtis, John M. Albertine, Thomas W. Sherman, Harvey I. Klein, Frederick S. Moore*

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates and projections of SEMCO Energy, Inc. and its subsidiaries (the "Company"). Statements that are not historical facts, including statements about the Company's outlook, beliefs, plans, goals, and expectations, are forward-looking statements. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Factors that may impact forward-looking statements include, but are not limited to, the following: (i) the effects of weather and other natural phenomena; (ii) the economic climate and growth in the geographical areas where the Company does business; (iii) the capital intensive nature of the Company's business; (iv) increased competition within the energy industry as well as from alternative forms of energy; (v) the timing and extent of changes in commodity prices for natural gas and propane; (vi) the effects of changes in governmental and regulatory policies, including income taxes, environmental compliance and authorized rates; (vii) the Company's ability to bid on and win construction contracts; (viii) the impact of energy prices on the amount of projects and business available to the Company's construction services business; (ix) the nature, availability and projected profitability of potential investments available to the Company; (x) the Company's ability to remain in compliance with its debt covenants and accomplish its financing objectives in a timely and cost-effective manner in light of changing conditions in the capital markets; (xi) the Company's ability to operate and integrate acquired businesses in accordance with its plans and (xii) the Company's ability to effectively execute its strategic plan.

RESULTS OF OPERATIONS

The Company had net income of $8.9 million for 2002, a net loss of $6.4 million for 2001 and net income of $16.7 million for 2000. The results for 2001 include several unusual items, including losses associated with the Company's discontinued engineering operations, restructuring charges and asset impairments. These items are discussed in more detail below. The 2002 and 2000 results also include amounts associated with discontinued operations. Income (loss) from continuing operations was $8.9 million, $(.2) million and $16.6 million for 2002, 2001, and 2000, respectively. Earnings (loss) per share from continuing operations was $0.48, $(0.01) and $0.89 for 2002, 2001 and 2000, respectively. All references to earnings or loss per share ("EPS") in Management's Discussion and Analysis are on a diluted basis. For information related to the calculation of diluted EPS, refer to Note 10 of the Notes to the Consolidated Financial Statements.

As discussed above, operating results for 2001 include unusual items, including losses associated with discontinued operations, restructuring charges and asset impairments. During the fourth quarter of 2001, the Company began plans to redirect its business strategy. The plans included the restructuring of corporate, business unit and operational structures, including the integration of the Company's Alaska and Michigan gas distribution divisions. The plans also included the closure of the Company's Houston-based engineering and construction headquarters and the related consolidation of administrative functions in Michigan. The divestiture of the Company's engineering services business was also part of the restructuring plan and has been accounted for as a discontinued operation. Operating results, net of income taxes, from the discontinued operations were $(1.1) million and $0.1 million for 2001 and 2000, respectively. In the fourth quarter of 2001, the Company recorded a loss of $5.0 million, net of income taxes, for the estimated loss the Company expected to incur on the disposal of its engineering business segment, including estimated losses from operations during the phase-out period. In November 2002, the Company sold its engineering services business. There was a difference of $10 thousand between the actual losses and the estimated losses, which is included in discontinued operations for 2002.

In addition to the losses from discontinued operations, the Company's results for 2001 include restructuring charges, asset impairments and certain other unusual items that reduced net income by $5.1 million, or $0.28 per share. The restructuring charges and asset impairments account for $4.0 million of the charges, net of income taxes, and include severance expense, costs associated with terminating leases, write-downs of certain construction operations and other related expenses associated with the redirection of the Company's business strategy. The other unusual items account for $1.1 million of the charges, net of income taxes, and include the write-off of certain assets and an increase in reserves for certain contingencies.

The 2001 restructuring charges and asset impairments ($6.1 million before income taxes) are reflected in operating expenses in the Company's 2001 Consolidated Statement of Operations. The other unusual items are reflected in both operating expenses ($.9 million before income taxes) and non-operating expenses ($.6 million before income taxes). For 2001 business segment reporting, the operating income of the gas distribution business includes $1.1 million of the charges; the operating loss of the construction services business includes $3.3 million of the charges; and $2.6 million is reflected in the operating loss of the corporate and other business segment.

The business segment analyses and other discussions on the next several pages provide additional information regarding the differences in operating results when comparing 2002, 2001 and 2000. The following table shows the Company's consolidated operating results for the past three years.

Years ended December 31,	2002	2001	2000
(in thousands, except per share amounts)			
Operating revenues	$ 480,965	$ 445,823	$ 410,325
Restructuring and impairment charges	-	6,103	-
Other operating expenses	424,256	395,329	345,092
Operating income	$ 56,709	$ 44,391	$ 65,233
Other income and (deductions)	(29,030)	(29,449)	(32,077)
Income taxes	(10,139)	(6,578)	(11,554)
Income before dividends on trust preferred securities and discontinued operations	$ 17,540	$ 8,364	$ 21,602
Dividends on trust preferred securities, net of income tax	(8,601)	(8,603)	(5,004)
Income (loss) from continuing operations	$ 8,939	$ (239)	$ 16,598
Income (loss) from discontinued operations, net of income tax	10	(6,122)	95
Net income (loss) available to common shareholders	$ 8,949	$ (6,361)	$ 16,693
Earnings per share - basic			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.92
Net income (loss) available to common shareholders	$ 0.48	$ (0.35)	$ 0.93
Earnings per share - diluted			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.89
Net income (loss) available to common shareholders	$ 0.48	$ (0.35)	$ 0.90
Cash dividends paid per share	$ 0.59	$ 0.84	$ 0.84
Average common shares outstanding - basic	18,472	18,106	17,999
Average common shares outstanding - diluted	18,493	18,106	18,619

THE IMPACT OF WEATHER

The Company's largest business segment is natural gas distribution and, as a result, temperature fluctuations have a significant impact on operating results. The Company believes that information about the estimated impact on operating results of warmer or colder than normal temperatures is useful for fully understanding the Company's gas distribution business. The Company's budgets, forcasts and business plans are prepared by management using expected gas consumption under normal weather conditions as a central assumption. The regulatory bodies which have jurisdiction over the rates charged by the Company's gas distribution business, use weather-normalized data to set customer rates and to establish authorized rates of return. In addition, variations from normal weather conditions can have a significant impact on the earnings of the Company. Therefore, information about the estimated impact of warmer or colder than normal weather is helpful in understanding the expected earnings of the Company.

The Company estimates the impact of weather on its operating results by comparing actual gas consumption per customer during a period to the average of weather-normalized customer gas consumption during previous periods. The difference is multiplied by the average number of customers during the period to arrive at the total estimated increase or decrease in consumption associated with weather. The total increase or decrease in consumption is multiplied by the actual margin per unit of consumption during the period to arrive at the estimated impact of weather on operating results for the period. The weather-normalized customer consumption used in this calculation is determined by multiplying actual customer gas consumption during a particular period by a ratio, the numerator of which is an average of degree days during the same periods in the prior fifteen years, and the denominator of which is the actual degree days for that period.

The Company determines the percent (%) that weather is warmer or colder than normal for a particular period by computing the deviation of actual degree days for that period from the average of degree days during the same periods in the prior fifteen years and dividing the deviation by such fifteen year average. Degree days are a measure of coldness determined daily as the number of degrees the average temperature during the day in question is below 65 degrees fahrenheit. Degree days for a particular period are determined by adding the degree days incurred during each day of that period.

The Company has estimated that warmer than normal weather reduced the gas sales margin of its gas distribution business by approximately $5.9 million, $8.4 million and $6.5 million in 2002, 2001 and 2000, respectively. Adjusted for income taxes, the estimated impact would have been approximately $3.6 million, $5.3 million and $3.9 million, respectively.

SUMMARY OF BUSINESS SEGMENTS

The Company operates four reportable business segments: (1) gas distribution; (2) construction services; (3) information technology services; and (4) propane, pipelines and storage. The latter three segments are sometimes referred to together as the "diversified businesses." Refer to Note 11 of the Notes to the Consolidated Financial Statements for further information regarding each business segment and a summary of financial information by business segment.

Each business segment is discussed separately on the following pages. The Company evaluates the performance of its business segments based on operating income. Operating income does not include income taxes, interest expense, discontinued operations, or other non-operating income and expense items. A review of the non-operating items follows the business segment discussions.

GAS DISTRIBUTION

The Company's gas distribution business segment consists of operations in Michigan and Alaska. The Michigan operation is sometimes referred to as "SEMCO Gas" and the Alaska operation is sometimes referred to as "ENSTAR". These operations are referred to together as the "Gas Distribution Business". Warm weather during the past three years has had a significant impact on operating income. Weather was approximately 3%, 9% and 6% warmer than normal during 2002, 2001 and 2000, respectively.

Years ended December 31,	2002	2001	2000
($ in thousands)			
Gas sales revenue	$ 335,655	$ 295,397	$ 273,312
Cost of gas sold	220,422	184,973	161,945
Gas sales margin	$ 115,233	$ 110,424	$ 111,367
Gas transportation revenue	25,707	25,888	30,783
Other operating revenue	3,349	3,080	3,756
Gross margin	$ 144,289	$ 139,392	$ 145,906
Restructuring charges	-	1,051	-
Other operating expenses	85,213	88,004	83,030
Operating income	$ 59,076	$ 50,337	$ 62,876
Volumes of gas sold (MMcf)	65,057	63,127	61,054
Volumes of gas transported (MMcf)	44,921	42,992	48,706
Number of customers at year end	383,298	374,938	367,157
Average number of customers			
Gas sales customers	375,996	364,442	353,168
Transportation and ATS customers	2,392	5,453	8,253
	378,388	369,895	361,421
Degree days	7,394	7,038	7,293
Percent colder (warmer) than normal	(3.3)%	(8.6)%	(5.9)%

The amounts in the above table include intercompany transactions.

Gas Sales Margin. During 2002, gas sales margin increased by $4.8 million (or 4%) when compared to 2001. The increase was due primarily to the impact of colder weather, increased gas cost savings, the addition of new customers and customers switching from the Company's aggregated transportation service ("ATS") program back to gas sales service. These items were offset partially by the impact of a reduction in customer rates at ENSTAR, effective in September 2002. During 2001, gas sales margin decreased by $.9 million (or 1%) when compared to 2000. The decrease was due primarily to the impact of warmer weather and a decrease in gas cost savings, offset partially by the addition of new customers and customers switching from the Company's ATS program back to general gas sales service.

Under the terms of certain of the Company's third-party natural gas supply and management agreements for its Michigan operations, certain gas cost savings are retained by the Company. Gas cost savings were lower in Michigan during 2001, when compared to 2000, primarily as a result of purchasing gas with higher thermal content during the first half of 2001. During the last half of 2001, the thermal content of purchased gas returned to 2000 levels. The Company purchases its gas on a thermal basis, but must sell it to most customers on a volumetric basis (see Outlook for Gas Distribution section below regarding proposed change to thermal rates). An increase in thermal content also causes a decrease in gas sales because gas with a higher thermal content requires less volume to produce the same amount of heat. When the thermal content increases, the Company has to pay more for the gas but must still sell it based on volume. Other factors contributing to the increase in gas costs in 2001 were the release of excess pipeline capacity in 2000, which reduced the Company's 2000 gas costs, and an increase in unaccounted-for gas.

The increase in gas cost savings during 2002, the majority of which occurred in the first quarter of 2002, was due in part to the effective management of the Company's gas supply under certain of the third-party supply and management agreements. In addition, as discussed previously, gas cost savings were lower during 2001, compared to 2000, as a result of purchasing gas with a higher thermal content. Partially offsetting the increase in gas costs savings that occurred during the first quarter of 2002, was a decrease in gas cost savings after March 31, 2002 as a result of reinstating the gas cost recovery ("GCR") pricing mechanism, effective April 1, 2002, for customers subject to the jurisdiction of the Michigan Public Service Commission ("MPSC"). As a result of reinstating the GCR pricing mechanism, the Company no longer retains the gas cost savings on sales to customers located in jurisdictions regulated by the MPSC ("MPSC Customers"). A significant portion of the gas cost savings realized during the first quarter of 2002 is non-recurring because it relates to MPSC Customers. For further information regarding the Company's natural gas supply and management agreements, gas cost savings and the GCR pricing mechanism, refer to the Cost of Gas section of Note 1 of the Notes to Consolidated Financial Statements.

The ATS program for residential customers was effective from April 1, 1999, through March 31, 2002. The ATS program was further expanded and opened to additional customers on October 1, 2002, as the customer choice program. These programs provide all Michigan residential customers the opportunity to purchase their gas from a third-party supplier, while allowing the Gas Distribution Business to continue charging the existing distribution fees and customer fees. Distribution and customer fees associated with customers who switched to third-party gas suppliers were recorded in gas transportation revenue rather than gas sales revenue, because the Company acted as a transporter for those customers. During 2001 and 2002, certain ATS customers switched back to the Company's gas sales service because the third-party suppliers they were utilizing stopped participating in the ATS program, primarily due to significant fluctuations in the market price of natural gas. In addition, when the ATS program for residential customers ended on March 31, 2002, all remaining ATS customers became gas sales customers because they were turned back to the Company by their third-party gas suppliers. As customers switch back to general gas sales service, gas sales revenue and gas sales margin increase but there is a corresponding decrease in gas transportation revenue.

During 2002, the Company's average number of gas sales customers increased by 11,554. Approximately 3,200 of the increase was caused by customers switching from the ATS program back to general gas sales service. The remaining increase of approximately 8,400 represents the average number of new gas sales customers added to the Company's distribution system in 2002. During 2001, the Company's average number of gas sales customers increased by 11,274. Approximately 2,800 of the increase was caused by customers switching from the ATS program back to general gas sales service. The remaining increase of approximately 8,500 represents the average number of new gas sales customers added to the Company's distribution system in 2001.

The reduction in customer rates at ENSTAR was required by an Order issued by the Regulatory Commission of Alaska ("RCA") dated August 8, 2002. The RCA Order was based on an RCA rate review. The rate reduction took effect in September 2002 and generally reduces gas sales margins at ENSTAR by approximately 3.6%. Refer to Note 2 of the Notes to the Consolidated Financial Statements for additional information about the Order.

Gas Transportation Revenue. In 2002, gas transportation revenue decreased by $.2 million when compared to 2001. The primary factors contributing to this decrease were a decrease in transportation volumes for power companies in Alaska and the impact of ATS customers switching from the ATS program back to gas sales service in Michigan. As discussed above, under the ATS program, the Company charged ATS customers the same distribution fees and customer fees that were charged to gas sales service customers. These items were partially offset by an increase in industrial and commercial transportation volume when compared to 2001.

In 2001, gas transportation revenue decreased by $4.9 million when compared to 2000. The decrease was primarily the result of customers switching from the ATS program back to the Company's general gas sales service and a decrease in standard transportation revenue. The decrease in standard transportation revenue was due to reduced consumption as a result of the softening economy and a few of the Company's industrial and large commercial customers in Michigan switching to alternative fuels earlier in 2001, due to high natural gas prices.

Other Operating Revenue. During 2002, other operating revenue increased by $.3 million, when compared to 2001. The increase was due primarily to fees on new transmission pipelines in service in Michigan, offset partially by a reduction in ATS balancing fees as a result of ATS customers switching back to gas sales service. During 2001, other operating revenue decreased by $.7 million. The decrease was due primarily to a reduction in ATS balancing fees as a result of ATS customers switching back to general gas sales service.

Operating Expenses. During 2002, operating expenses of the Gas Distribution Business decreased by $3.8 million (or 4%) when compared to 2001. A restructuring charge recorded in December 2001, most of which was made up of employee severance expense associated with workforce reductions, accounted for $1.1 million of the decrease for 2002. The remainder of the decrease was due to a number of offsetting factors. Amortization expense decreased by $3.6 million when compared to 2001. The decrease was due to the elimination of goodwill amortization as a result of the adoption of SFAS 142. For further information on SFAS 142 and its impact on goodwill, see Note 1 of the Notes to the Consolidated Financial Statements. Operation and maintenance expense decreased by $1.2 million due primarily to general cost cutting measures and the impact of a reduction in workforce and other cost reductions related to the Company's redirected business strategy, offset partially by higher employee benefit costs, including pension expense, health care costs and retiree medical costs and increased maintenance costs. Property and other taxes increased by $.3 million, due primarily to property taxes on additional property, plant and equipment placed in service. Depreciation expense increased by $1.7 million, also due to additional property, plant and equipment placed in service.

During 2001, operating expenses of the Gas Distribution Business increased by $6.0 million (or 7%) when compared to 2000. The restructuring charge, discussed above, accounted for $1.1 million of the increase. The 2001 increase also included a $.9 million increase in depreciation and amortization expense due primarily to additional property, plant and equipment placed in service and a $2.8 million increase in operation and maintenance expenses. The increase in operation and maintenance expenses was due primarily to increased employee-related costs such as health care costs, retiree medical costs and pension expense and increased maintenance costs.

In addition, there was a $1.2 million increase in 2001 general business tax expense. The increase was due primarily to property tax reductions recorded in 2000 and higher property taxes in 2001, because of additional property in service. The property tax reductions of $2.1 million in 2000 were based on pending appeals of prior years' (1997 – 1999) personal property tax assessments in Michigan ("prior year tax appeals") and new property valuation tables approved by the State of Michigan in 1999 ("new property tax tables"). The Company filed the appeals over the past several years, claiming that its Michigan utility property was over-assessed. The new property tax tables approved by the State of Michigan are consistent with the Company's claim regarding its utility property assessments, and thus significantly increase the likelihood of recovering the overpaid property taxes. See Note 13 of the Notes to the Consolidated Financial Statements for further information regarding the prior year tax appeals and recoverability of overpaid property taxes.

Outlook for Gas Distribution. The Company's strategy for the Gas Distribution Business is to expand its distribution system in an economical manner through attachment of on-main and near-main potential customers. The Company will also seek ways to capitalize on other market opportunities, including new power generation projects that may become available. The average number of customers served by SEMCO Gas and ENSTAR, combined, increased by approximately 2.3% during both 2002 and 2001. By comparison, recent surveys by the American Gas Association indicate that the customer growth rate for the U.S. gas distribution industry has averaged approximately 1.8% annually during the last ten years. However, average annual gas usage per customer has been decreasing slightly because new homes and appliances are more energy efficient.

The Company has offered early retirement programs during the past few years to help reduce costs. The increased use of technology has also created operating efficiencies. In addition, the Gas Distribution Business eliminated its unprofitable Heating, Ventilation and Air Conditioning ("HVAC") department in 2001 and also eliminated other employee positions as part of the Company's restructuring plan. The Gas Distribution Business will continue its efforts to control operating expenses.

SEMCO Gas competes with suppliers of alternative energy sources such as coal and #6 and #2 fuel oil to meet the energy requirements of its industrial customers. Natural gas has typically been less expensive than these alternative energy sources. However, during a short period of time in late 2000 and early 2001, natural gas prices increased significantly, making some of these alternative energy sources more economical than natural gas. During this period, a few of the Company's large Michigan industrial customers switched to alternative energy sources. This competition did not have a material impact on the financial results of the Company in 2001. Prior to 2000, the market price of natural gas had been fairly stable. However, the Company cannot predict the future stability of natural gas prices. To lessen the possibility of fuel switching by industrial customers, the Company offers flexible contract terms and additional services, such as gas storage and balancing, in addition to a more environmentally friendly fuel. ENSTAR supplies natural gas in its service territory at prices that currently preclude substitution of alternative energy sources. At present, the residential energy cost of natural gas in Alaska is less than half the cost of fuel oil, the next most economical energy choice.

General economic conditions also have an impact on the volume of gas sold or transported to the Company's commercial and industrial customers. During economic downturns, these customers may see a decrease in demand for their product, which in turn may lead to a decrease in the amount of natural gas they require for production. However, under normal weather conditions, the Gas Distribution Business generates approximately 68 percent of its gas sales revenues from residential customers who use natural gas for heating purposes, which is generally not impacted materially by downturns in the economy. Temperatures, however, do have an impact on the amount of gas sold for heating purposes.

Consistent with other gas distribution utilities, there is a potential risk that industrial and electric generating plants on the Company's gas distribution system, and also located in close proximity to interstate natural gas pipelines, will bypass the Company and connect directly to such pipelines. However, management is currently unaware of any significant bypass efforts by the Company's customers. The Company has addressed and would continue to address any such efforts by offering special services and rate arrangements designed to retain these customers on the Company's system.

On November 21, 2002 the Company filed an application for a general rate increase of $10.9 million for the MPSC regulated division of SEMCO Gas. Among the principal reasons for the requested increase were higher pension and healthcare costs and investment of approximately $120 million in new plant since the last rate increase was approved in 1997. In addition to specific rate relief, the application sought an innovative rate design, which would mitigate some of the effects of warmer than normal weather on the company's earnings. This new rate design calls for greater recovery of fixed costs in the monthly customer charge and declining block rates for gas sales customers. This would provide more stability in customer bills by moving costs from the peak heating season to summer and off-peak heating months. The filing also requests a change to customer billing based on the heat content of natural gas, or therms, rather than the current volumetric measure, cubic feet. Any changes resulting from this rate case likely would be made in 2003. This rate case does not cover the division of SEMCO Gas that is subject to the regulatory jurisdiction of the City Commission of Battle Creek ("CCBC").

The Company received an Order dated August 8, 2002 from the RCA on its review of rates for ENSTAR, based on normalized data for the year 2000. In its Order the RCA established a revenue requirement of $107.6 million and a 12.55% return on equity. In response to a petition by ENSTAR, the RCA issued an additional Order dated September 16, 2002, which revised the indicated annual revenue reduction from $2.1 million to $2.0 million, which was 1.84% of ENSTAR's revenue in the normalized 2000 test year. The Order required ENSTAR to implement the rate reduction by September 27, 2002 on an across-the-board basis. The RCA also required ENSTAR to file an updated cost of service study by September 9, 2002 and a rate design in December 2002, with a hearing on the rate design filing scheduled for May 2003. ENSTAR has implemented the rate reduction and filed both the cost of service study and the rate design as required. The rate design filed with the RCA by ENSTAR is similar to the rate design requested in the MPSC rate case. It includes greater recovery of fixed costs in the monthly customer charge and declining block rates for gas sales customers.

For further information regarding environmental matters, regulatory matters and the application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," refer to Notes 2 and 13 of the Notes to the Consolidated Financial Statements and the Critical Accounting Policies section near the end of Management's Discussion and Analysis.

CONSTRUCTION SERVICES

The Company's construction services segment ("Construction Services") does business in the midwestern, southern and southeastern areas of the United States. Construction Services generates the majority of its sales revenue from the installation and upgrade of natural gas compressor stations and underground natural gas mains and service lines. Underground construction businesses are seasonal in nature. As a result, Construction Services generally incurs operating losses during the winter and spring months when underground construction is inhibited by weather, and generates the majority of its operating revenue and operating income during the summer and fall months.

Years Ended December 31,	2002	2001	2000
(in thousands)			
Operating revenues	$ 119,254	$ 126,205	$ 105,231
Restructuring and impairment charges	-	3,098	-
Other operating expenses	121,253	124,481	101,555
Operating income (loss)	$ (1,999)	$ (1,374)	$ 3,676
Feet of pipe installed	5,198	7,320	7,969

The amounts in the above table include intercompany transactions.

Operating Revenues. Construction Services revenues decreased to $119.3 million during 2002, a $7.0 million (or 6%) decrease from 2001. The decease during 2002 was due in part to customers in the northern regions of the country delaying projects in 2002 in light of the generally depressed economy and their own financial considerations. Operating revenues in the southern region of the country were up significantly during the first half of 2002, due to large projects in that region. However, during the second half of 2002, customers in the southern region of the country also delayed a number of these projects for the same reasons discussed above. Construction Services operating revenues were $126.2 million for 2001, which was a $21.0 million (or 20%) increase over 2000. The increase during 2001 was due primarily to large construction projects in the southeastern region of the United States as well as increased construction revenue in other regions of the country.

Operating Income. Construction Services had an operating loss of $2.0 million for 2002, compared to an operating loss of $1.4 million for 2001 and operating income of $3.7 million in 2000. Excluding restructuring charges, asset impairments and other unusual charges of $3.3 million, Construction Services had operating income of $1.9 million in 2001. The restructuring and impairment charges and other unusual items include the write-down of goodwill and fixed assets of certain construction operations, severance expense and other related charges.

The operating loss of $2.0 million for 2002 represents a decline of $3.9 million from the $1.9 million of operating income, excluding unusual charges, reported for 2001. The decrease is due primarily to reduced construction activity during all of 2002 in the northern region of the country and during the last half of 2002 in the southern region of the country. In addition, the Company experienced lower than expected margins on some of the work performed and higher than anticipated costs on some projects. The Company believes that the softening economy has caused many customers to delay or cancel certain construction projects, which changed the mix of work available to Construction Services. The mix of work included more lower-margin work at certain business units because of the competition for the limited supply of available work. The reduced construction activity has also eroded margins because of the time lag required to reduce the staffing levels and other fixed costs which were required for the previously higher level of revenues. Certain fixed costs were not eliminated for a number of reasons, including the expectation that work would resume on many of the projects. In addition, the operating performance in certain regions of Construction Services has been below the Company's profitability expectations. These factors were offset partially by operating income generated from the increase in construction projects in the southern regions of the United States during the first half of 2002.

The $1.8 million decrease in 2001 operating income, excluding unusual charges, when compared to 2000 operating income, was due primarily to the mix of available work and the softening economy, as discussed above. In addition, the softening economy reduced new housing starts during 2001 in the areas where Construction Services does business, which caused a decrease in the number of new gas service lines available for installation, when compared to 2000. The factors causing the decrease in 2001 operating income were offset partially by profits on the large projects, discussed above, in the southeastern region of the country during the last half of 2001.

Outlook for Construction Services. Despite the decline in operating results during the past two years, management believes there are opportunities for growth in its segment of the pipeline and gas distribution construction industry. Management believes that the current business downturn is short-term, driven, in part, by the state of the U.S. economy, financial issues faced by the Company's construction customers, and poor productivity in certain regions of the construction services business. In late 2002, the Company ceased operations in a number of under-performing regions, which will eliminate from future results the operating losses Construction Services incurred in these regions during 2002. In addition, plans are underway which the Company believes will improve construction work crew productivity in 2003.

The Company believes that the increasing demand for natural gas will sustain a continued, long-term increase in the need for natural gas infrastructure expansion. Management continues to view the industry as large but highly fragmented and believes that customer preference is shifting from smaller construction companies to larger contractors. Management also believes there is a trend in the utility industry towards outsourcing services such as those provided by Construction Services. The Company's goal is to position Construction Services to take advantage of these trends.

Construction Services competes with small, medium and large-size regional underground facilities contractors who provide similar services and utilize comparable equipment and installation techniques. There is also competition from in-house construction operations of existing or prospective customers. New federal regulations in the United States require a minimum level of operator qualifications for individuals performing certain tasks on pipelines. The Company believes that the costs and training required for compliance with these new regulations may force some of Construction Services' smaller competitors to abandon certain pipeline work.

General economic conditions also have an impact on the amount and type of work available for Construction Services. During economic downturns, new housing starts often decline, which leads to a decrease in new gas service line installations. Customers may also reduce amounts typically spent for non-essential construction projects, which also leads to a decrease in work available to Construction Services.

As discussed previously, the Company has redirected its business strategy. Under this redirected strategy, the Company's goal for Construction Services is to expand its market share by focusing on profitable growth of its existing construction businesses, with less emphasis on acquisitions. This change in focus is intended to redirect resources to help maximize the profitability of existing businesses. As part of its strategic redirection, the Company has stopped doing business in certain regions that were not contributing profitably to the organization. The Company has also consolidated certain regions of its construction services operations and continues to look for opportunities to become a more integrated business.

INFORMATION TECHNOLOGY SERVICES

The information technology business ("IT Services"), under the Aretech Information Services name ("Aretech"), began operations in April of 2000 and provides IT infrastructure outsourcing services, and other IT services with a focus on mid-range computers, particularly the IBM I-Series (AS-400) platform.

Years Ended December 31,	2002	2001	2000
(in thousands)			
Operating revenues	$ 9,618	$ 10,275	$ 5,184
Restructuring charges	-	20	-
Other operating expenses	9,016	9,824	4,703
Operating income	$ 602	$ 431	$ 481

This business began operations in April of 2000

The amounts in the above table include intercompany transactions.

Operating Revenues. Operating revenues were $9.6 million, $10.3 million, and $5.2 million in 2002, 2001 and 2000, respectively. Of these amounts $7.6 million, $9.3 million and $5.0 million for 2002, 2001 and 2000, respectively, represent sales to affiliates. The decrease in revenues in 2002, when compared to 2001, was due primarily to fewer special projects with affiliate customers, offset partially by an increase in business with non-affiliates. The increase in revenues in 2001, when compared to 2000, was due primarily to providing IT services for all affiliates of the Company and the addition of non-affiliate customers. During the first several months of its operation in 2000, the IT services business was primarily providing services to the Michigan gas distribution operation and the Company's corporate office. Non-affiliate operating revenues were $2.0 million, $1.0 million and $.2 million in 2002, 2001 and 2000, respectively.

Operating Income. Operating income for the IT business was $.6 million, $.4 million and $.5 million for 2002, 2001 and 2000, respectively. The increase in 2002 when compared to 2001 is due primarily to an increase in business with non-affiliate customers and a decrease in indirect operating expenses, particularly advertising costs. The decrease in 2001, when compared to 2000, is due primarily to more special project services performed during 2000, which typically is higher margin work.

Outlook for IT Services. The Company believes there is a growing trend by small to mid-sized companies to outsource certain information technology functions. The Company believes the trend towards outsourcing large mainframe-computing services is now moving to include mid-range computers. The Company's goal is to capitalize on its internal expertise in this area and position this business to take advantage of these trends. Aretech's business strategy is focused on IT infrastructure outsourcing services.

Aretech competes with businesses that range from small local firms to large international companies, as well as the in-house IT departments of potential customers. Aretech is an early provider in the mid-range computer outsourcing market and, as the market expands, it is likely that new competition will arise from other firms that possess the necessary technical skills.

PROPANE, PIPELINES AND STORAGE

The Company's natural gas pipeline and storage operations consist of several transmission pipelines and an ownership interest in a gas storage facility, all of which are located in Michigan. The Company also owns a propane distribution business ("Hotflame"), which sells more than 4 million gallons of propane to retail customers in Michigan's upper peninsula and northeast Wisconsin.

Years Ended December 31,	2002	2001	2000
(in thousands)			
Operating revenues	$ 7,058	$ 7,443	$ 6,949
Operating expenses	5,112	5,572	5,419
Operating income	$ 1,946	$ 1,871	$ 1,530

Amounts in the above table do not include the equity income from a 50% investment in a gas storage partnership which amounted to $1,374,000, $1,190,000 and $1,186,000 in 2002, 2001 and 2000, respectively. The equity income is reflected in other income and deductions.

Operating Revenues. Operating revenues were $7.1 million in 2002, compared to $7.4 million in 2001 and $6.9 million in 2000. The decrease in revenues in 2002, when compared to 2001, was due primarily to lower propane distribution revenues resulting from a reduction in the market price for propane. The increase in revenues in 2001, when compared to 2000, was due primarily to higher propane distribution revenues resulting from an increase in the market price of propane.

Operating Income. The operating income of the Company's Propane, Pipelines and Storage segment for 2002 and 2001 was essentially unchanged at $1.9 million. Operating income for 2000 was $1.5 million. The increase during 2001, when compared to 2000 was due primarily to lower operating expenses and higher propane margins.

Weather in Hotflame's market area was warmer than normal in 2002, 2001 and 2000. The impact of weather on the operating income of the propane, pipelines and storage segment relates only to the propane business.

Outlook for Propane, Pipelines and Storage. Management believes that the gas pipeline and storage operations could experience opportunities for growth with the increased deregulation of gas markets and the increasing demand for natural gas. As gas markets expand or are deregulated, management believes that the quantity of gas moving through the Great Lakes Region will increase, which could create additional pipeline and storage opportunities.

The Company's propane business competes with other regional and national propane providers and with other energy sources such as natural gas, fuel oil and electricity.

OTHER INCOME AND DEDUCTIONS

Years ended December 31,	2002	2001	2000
(in thousands)			
Interest expense	$ (31,268)	$ (31,784)	$ (34,905)
Other income	2,238	2,335	2,828
Total other income (deductions)	$ (29,030)	$ (29,449)	$ (32,077)

Interest Expense. Interest expense decreased by $.5 million (or 2%) in 2002 when compared to 2001. The decrease is due primarily to lower short-term interest rates and a reduction in interest expense as a result of an interest rate swap agreement which was entered into in August 2001 and terminated in August 2002. However, these items contributing to the decrease in interest expense were offset partially by incremental interest on additional debt issued in 2001. The interest rate swap referred to above was entered into in order to hedge the Company's $55 million 8% Notes due in June of 2004. During the period prior to terminating the swap, the floating interest rate under the terms of the swap agreement steadily declined, which reduced the Company's interest expense. The Company received $2.2 million in proceeds when the interest rate swap was terminated in August 2002, which is being recognized pro-rata, as a reduction to interest expense, over the remaining term of the 8% Notes due in June of 2004.

Interest expense decreased by $3.1 million (or 8.9%) in 2001, when compared to 2000. The decrease is due primarily to lower debt levels as a result of refinancing the $290 million short-term bridge loan, which was utilized to finance the November 1, 1999 acquisition of ENSTAR, with various securities offerings during the second and third quarters of 2000. The bridge loan was outstanding during the first half of 2000. During the last half of 2000 and all of 2001, the Company had an equivalent amount of long-term debt and trust preferred securities outstanding. As a result, interest expense was less in 2001 primarily because the dividends on the trust preferred securities are reported separately from interest expense. Lower short-term interest rates during 2001 also contributed to the overall decrease in interest expense. However, these factors were partially offset by $2.1 million of non-recurring income from terminated interest rate swaps, reflected in 2000 interest expense, and interest on additional debt incurred in 2001 to finance the Company's capital expenditure programs.

Other Income. In 2002, other income decreased by $.1 million when compared to 2001. A number of offsetting factors contributed to the change. A decrease in allowance for funds used during construction ("AFUDC") and interest income reduced other income during 2002. Partially offsetting these factors was the write-off of certain assets in 2001, which did not recur in 2002, income earned in 2002 on a special engineering project completed by SEMCO Gas for a third-party, and an increase in equity income from an investment in a gas storage facility.

During 2001, other income decreased by $.5 million when compared to 2000. The decrease was due primarily to the write-off of certain assets in 2001 and gains on property sales in 2000. These factors were partially offset by an increase in AFUDC and an increase in interest income. The increase in interest income was the result of interest received on a supplier refund in 2001.

INCOME TAXES

Income taxes for 2002, 2001 and 2000 were $10.1 million, $6.6 million and $11.6 million, respectively. The change in income taxes, when comparing one year to another, is due primarily to changes in income before income taxes and dividends on trust preferred securities, and any adjustments necessary for compliance with tax laws and regulations. Refer to Note 3 of the Notes to the Consolidated Financial Statements for information on current and deferred income tax expense, deferred tax assets and liabilities, and recent net operating losses for tax purposes.

DIVIDENDS ON TRUST PREFERRED SECURITIES

The Company issued trust preferred securities and FELINE PRIDES during the second quarter of 2000. These securities are described in Note 4 of the Notes to the Consolidated Financial Statements. Dividends on these securities, net of income tax, were $8.6 million during 2002 and 2001 and $5.0 million in 2000. The $3.6 million increase in dividends in 2001, when compared to 2000, was the result of a full year of dividends during 2001, in comparison to a half-year of dividends during 2000.

DISCONTINUED OPERATIONS

In December 2001, the Company's Board of Directors approved a plan to redirect the Company's business strategy, which, as discussed previously, included the divestiture of its engineering services business. The planned divestiture has been accounted for as a discontinued operation and, accordingly, the operating results and the loss on the disposal of this business have been segregated and reported as discontinued operations in the Consolidated Statements of Operations. The Company completed the sale of its engineering services business effective November 1, 2002. For additional information, including a component breakdown of operating results reflected in discontinued operations and the impact of the sale in comparison to the estimated loss, refer to Note 14 of the Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows Used For Investing. The Company's single largest use of cash is capital investments. The following table identifies investments for the past three years:

Years ended December 31,	2002	2001	2000
(in thousands)			
Capital investments			
Property additions - gas distribution	$ 29,972	$ 34,074	$ 47,466
Property additions - diversified businesses and other	5,005	21,370	19,170
Business acquisitions [(a)]	-	-	1,784
	$ 34,977	$ 55,444	$ 68,420

(a) Includes the net amounts paid for business acquisitions, including non-cash amounts such as deferred payments and value, at the time of issuance, of Company stock issued as part of the acquisitions.

Property additions for the Gas Distribution Business represent primarily gas service lines for new customers and, to a lesser extent, gas main and service line replacements. In addition, the Company invested approximately $.6 million, $5.9 million and $11.9 million in technology in 2002, 2001 and 2000, respectively. This technology consists of automated meter reading, measurement systems and other computer system and infrastructure improvements that have increased customer service and administrative and operational efficiency. The Company acquired a business for approximately $1.8 million in 2000. There were no acquisitions in 2001 and 2002. In 2003, the Company plans to spend approximately $33 million on property additions.

During 2002, the Company received $4.5 million in proceeds from property sales, net of costs. This was a significant increase over prior years. The primary reason for the increase was the sale of two buildings and vacant land. The two buildings housed a large portion of the operations and administrative personnel of SEMCO Gas. These two facilities are now being leased by the Company.

Cash Flows Provided by Operations. The Company's net cash provided by operating activities totaled $24.9 million in 2002, $36.7 million in 2001 and $49.0 million in 2000. The change in operating cash flows is influenced significantly by changes in the level and cost of gas in underground storage, changes in accounts receivable and accrued revenue and other working capital changes. The changes in these accounts are largely the result of how the Company manages the timing of cash receipts and payments.

The Company uses significant amounts of short-term borrowings to finance natural gas purchases for storage during the non-heating season. The Company owns and leases natural gas storage facilities in Michigan, with available capacity approximating 30% to 35% of the Company's average annual Michigan gas sales. Generally, gas is injected into storage during the months of April through October and withdrawn for sale from November through March.

Cash Flows Provided by Financing. The Company received net cash provided by financing activities of $5.6 million, $19.3 million and $13.6 million in 2002, 2001 and 2000, respectively.

Years ended December 31,	2002	2001	2000
(in thousands)			
Cash provided by (used for) financing activities			
Issuance of common stock, net of repurchases	$ 3,642	$ 2,436	$ 865
Issuance of trust preferred securities	-	-	134,885
Issuance of long-term debt, net of redemptions	(1,135)	58,286	136,569
Net cash change in notes payable	13,878	(26,185)	(243,708)
Payment of dividends	(10,776)	(15,193)	(15,033)
	$ 5,609	$ 19,344	$ 13,578

The Company's net funds borrowed (paid) on notes payable were $13.9 million, ($26.2) million and ($243.7) million in 2002, 2001 and 2000, respectively. During 2002 the Company issued $30 million of long-term debt and used the proceeds to repay $30 million of debt which matured in October, 2002. During 2001, the Company issued $60 million of long-term debt and used the proceeds to repay a portion of its short-term lines of credit with banks. On November 1, 1999, the Company financed the acquisition of ENSTAR with a $290 million unsecured bridge loan. In 2000, the Company utilized the proceeds of several securities offerings and its short-term bank lines of credit to repay the bridge loan. The net change in notes payable for 2000 includes the combined cash borrowed or paid on the Company's short-term lines of credit with banks and the ENSTAR bridge loan.

The Company redeemed certain of its securities and issued various debt and equity securities during the past three years. Refer to Note 4 of the Notes to the Consolidated Financial Statements for information regarding these redemptions and issues.

Cash dividends paid per share for common shareholders were $0.59, $0.84 and $0.84 in 2002, 2001 and 2000, respectively.

Non-Cash Financing Activities. The Company issued .1 million shares of its common stock to the shareholders of a business acquired during 2000.

Off-Balance Sheet Arrangements. The Company does not have any off-balance sheet financing arrangements.

Guarantees. The Company does not have any material guarantees that are required to be disclosed under the provisions of Financial Accounting Standards Board Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."

Contractual Obligations and Commercial Commitments. Summarized below are the contractual obligations and other commercial commitments of the Company.

As of December 31, 2002

(in millions)	Payments Due by Period					
Contractual obligations	Total	2003	2004	2005	2006	2007 and beyond
Long-term debt [a]	$365.0	$ -	$ 55.0	$ 15.0	$ -	$295.0
Trust preferred securities of subsidiaries [a]	141.0	-	-	101.0	-	40.0
Unconditional gas purchase and gas transportation obligations	209.8	76.6	42.4	38.2	29.4	23.2
Operating leases	13.1	1.8	1.7	1.3	1.1	7.2
Miscellaneous notes payable	0.6	0.4	0.2	-	-	-
Total contractual cash obligations	$729.5	$ 78.8	$ 99.3	$155.5	$ 30.5	$365.4

	Amount of Commitment Expiration Per Period					
Commercial commitments	Total	2003	2004	2005	2006	2007 and beyond
Bank credit facility	$145.0	$ 65.0	$ -	$ 80.0	$ -	$ -

(a) Certain of these obligations are subject to remarketing and could become due or could be cancelled before their maturity under specific circumstances. Refer to Note 4 of the Notes to the Consolidated Financial Statements for further information.

Other Commitments and Contingencies. For information about other commitments and contingencies, refer to Note 13 of the Notes to the Consolidated Financial Statements.

Future Financing. In general, the Company funds its capital expenditure program and dividend payments with operating cash flows and the utilization of short-term credit facilities. When appropriate, the Company will refinance its short-term debt with long-term debt, common stock or other long-term financing instruments. On June 25, 2002, the Company entered into a $145 million credit agreement with a group of banks, replacing four lines of credit totaling $145 million, which were due to expire. The new agreement, all of which is committed, consists of an $80 million three-year revolver and a $65 million 364-day facility, with a one-year term loan option. At December 31, 2002, the unused portion of the Company's credit facility was $23.8 million.

In March 2000, a registration statement on Form S-3 ("registration statement") filed by the Company and SEMCO Capital Trust I, SEMCO Capital Trust II and SEMCO Capital Trust III ("Capital Trusts") with the Securities and Exchange Commission became effective. The Company and Capital Trusts registered up to $500 million of securities under the registration statement, of which $276 million, $60 million and $30 million were utilized to issue securities during 2000, 2001 and 2002, respectively. The remaining balance of $134 million under the registration statement is available for any future issues of common stock, preferred stock, trust preferred securities and long-term debt, as needed. Refer to Note 4 of the Notes to the Consolidated Financial Statements for additional information regarding the securities issued.

Two of the Company's securities, 10.1 million FELINE PRIDES securities and $105 million of 8.95% Remarketable or Redeemable Securities ("ROARS") are subject to remarketing and rate resets in 2003. In addition, the Company may also redeem, or may be required to redeem, the ROARS during 2003. Refer to Note 4 of the Notes to the Consolidated Financial Statements for a description of these securities and other information, including the terms related to remarketing, rate resets or possible redemption of the securities in 2003.

The Company's long-term and short-term debt agreements contain restrictive financial covenants including, among others, maintaining a Fixed Charges Coverage Ratio (as defined in the agreements) of at least 1.50 and placing limits on the payment of dividends beyond certain levels. Non-compliance with these covenants could result in an acceleration of the due dates for the debt obligations under the agreements. As of December 31, 2002, the Fixed Charges Coverage Ratio was 1.89 and the Company was in compliance with all of the covenants in these agreements. The Company has currently projected its financial covenants for each of the four quarters during 2003, based on the Company's forecasted operating results for the year, and these forecasted results show that the Company would be able to remain in compliance with all of its covenants during 2003. However, these forecasted results are dependent on several internal assumptions and external factors. If these assumptions or factors differ from management's current expectations, they could have an adverse impact on the Company's ability to remain in compliance with its covenants during 2003.

The most significant assumptions and factors that could impact the ongoing compliance with these covenants include the effects of weather on the Company's operating results; the ability of the Company to improve the operating results of the construction services business under the Company's current strategic direction; the ability of the Company to refinance its long-term debt in accordance with its financing plans; the ability of the Company to accomplish its financing objectives in a timely and cost-effective manner in light of changing conditions in the capital markets; and the Company's ability to successfully pass its annual goodwill impairment tests in light of the these factors.

In the event the Company is not able to remain in compliance with these covenants, management plans to negotiate a modification of the covenants or a waiver of certain covenant provisions. However, the Company cannot make any assurances about whether modifications or waivers can be negotiated.

The Company's ratio of earnings to fixed charges, as defined under Item 502 of SEC regulations S-K, was 1.32, 1.04 and 1.60 for 2002, 2001 and 2000, respectively. This ratio is more strictly defined than the Fixed Charges Coverage Ratio used to determine compliance with the Company's previously discussed debt covenants.

MARKET RISK INFORMATION

The Company's primary market risk arises from fluctuations in commodity prices and interest rates. The Company's exposure to commodity price risk arises from changes in natural gas and propane prices throughout the United States and in eastern Canada, where the Company conducts sales and purchase transactions. The Company does not currently use financial derivative instruments (such as swaps, collars or futures) to manage its exposure to commodity price risk. A significant portion of the natural gas requirements of the Company's Michigan gas distribution operations are covered under third-party supply arrangements and an MPSC-approved mechanism that passes commodity costs through to its customers. ENSTAR's natural gas requirements are primarily covered by a number of long-term supply arrangements and an RCA-approved mechanism that passes commodity costs through to its customers. For further information on how these agreements reduce the Company's exposure to commodity price risk, see the Cost of Gas section in Note 1 of the Notes to the Consolidated Financial Statements.

The Company is also subject to interest rate risk in connection with the issuance of variable and fixed-rate debt. In order to maintain its desired mix of fixed-rate and variable-rate debt, the Company may use interest rate swap agreements and exchange fixed and variable-rate interest payment obligations over the life of the agreements, without exchange of the underlying principal amounts. See Note 7 of the Notes to the Consolidated Financial Statements for additional information on the fair value of interest rate swap agreements at December 31, 2002, and how the Company accounts for its risk management activities.

IMPACT OF INFLATION

The cost of gas sold in Alaska is recovered from natural gas distribution customers on a current basis through its gas cost adjustment ("GCA") clause. The cost of gas sold in the geographic areas of Michigan subject to the jurisdiction of the MPSC is recovered from natural gas distribution customers on a current basis through its gas cost recovery ("GCR") clause. The GCA and GCR mechanisms allow for the adjustment of rates charged to customers in response to increases and decreases in the cost of gas purchased. The Company applied for and received approval from the CCBC to extend the fixed gas charge program until March 31, 2005 for customers located in the City of Battle Creek, Michigan and surrounding communities. See the Cost of Gas section in Note 1 of the Notes to the Consolidated Financial Statements for more information.

Increases in other utility operating costs are recovered through the regulatory process of a rate case and, therefore, may adversely affect the results of operations in inflationary periods due to the time lag involved in this process. The Company attempts to minimize the impact of inflation by controlling costs, increasing productivity and filing rate cases on a timely basis.

CRITICAL ACCOUNTING POLICIES

The Company has prepared its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. The following is a summary of the Company's most critical accounting policies, which are defined as those policies whereby judgments or uncertainties could affect the application of those policies and materially different amounts could be reported under different conditions or using different assumptions. For a complete discussion of the Company's significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements.

Rate Regulation. The Gas Distribution Business is subject to regulation. The regulatory matters associated with gas distribution customers located in the City of Battle Creek, Michigan, and surrounding communities are subject to the jurisdiction of the City Commission of Battle Creek. The Michigan Public Service Commission has jurisdiction over the regulatory matters related to the Company's remaining Michigan customers. Regulatory matters for gas distribution customers in Alaska are subject to the jurisdiction of the Regulatory Commission of Alaska. These regulatory bodies have jurisdiction over, among other things, rates, accounting procedures, and standards of service.

The Company's gas distribution business segment has accounting policies which conform to SFAS 71, "Accounting for the Effect of Certain Types of Regulation" and which are in accordance with the accounting requirements and ratemaking practices of the regulatory authorities. The application of these accounting policies allows the Company to defer expenses and income as regulatory assets and liabilities in the Consolidated Statements of Financial Position when it is probable that those expenses and income will be allowed in the ratesetting process in a period different from the period in which they would have been reflected in the Consolidated Statements of Operations by an unregulated company. These deferred regulatory assets and liabilities are then included in the Consolidated Statements of Operations in the periods in which the same amounts are reflected in rates. Management's assessment of the probability of recovery or pass through of regulatory assets and liabilities requires judgment and interpretation of laws and regulatory commission orders. If, for any reason, the Company ceases to meet the criteria for application of regulatory accounting treatment for all or part of its operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the Consolidated Statements of Financial Position and included in the Consolidated Statements of Operations for the period in which the discontinuance of regulatory accounting treatment occurs. Such amounts would be classified as an extraordinary item.

Goodwill. The Company evaluates its goodwill for impairment in accordance with SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that the Company perform impairment tests on its goodwill balance annually or at any time when events occur which could impact the value of the Company's business segments. The Company's determination of whether an impairment has occurred is based on an estimate of discounted cash flows attributable to the Company's reporting units that have goodwill, as compared to the carrying value of those reporting units' net assets. The Company must make long-term forecasts of future revenues, expenses and capital expenditures related to the reporting unit in order to make the estimate of discounted cash flows. These forecasts require assumptions about future demand, future market conditions, regulatory developments and other factors. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. If an impairment test of goodwill shows that the carrying amount of the goodwill is in excess of the fair value, a corresponding impairment loss would be recorded in the Consolidated Statements of Operations. The 2002 annual impairment tests were performed for the Company's business segments and indicated that there was no impairment of goodwill.

Pensions and Other Postretirement Benefits. The Company accounts for pension costs and other postretirement benefit costs in accordance with the SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These Statements require liabilities to be recorded in the Consolidated Statements of Financial Position at the present value of these future obligations to employees net of any plan assets. The calculation of these liabilities and associated expenses require the expertise of actuaries and are subject to many assumptions including life expectancies, present value discount rates, expected long-term rate of return on plan assets, rate of compensation increase and anticipated health care costs. Any change in these assumptions can significantly change the liability and associated expenses recognized in any given year. For example, a one percentage point increase in anticipated health care costs each year would increase the accumulated retiree medical obligation as of December 31, 2002 by $4.4 million and the aggregate of the service and interest cost components of net periodic retiree medical costs for 2002 by $.4 million.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 143, "Accounting for Asset Retirement Obligations," which is effective January 1, 2003. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.

When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company does not believe that the adoption of SFAS 143 will have a material impact on its financial condition and results of operation.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 eliminates SFAS 4, Reporting Gains and Losses from Extinguishment of Debt" ("SFAS 4") and thus allows for only those gains or losses on the extinguishment of debt that meet the criteria of extraordinary items to be treated as such in the financial statements. SFAS 145 also amends SFAS 13, Accounting for Leases" ("SFAS 13") to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of this Statement relating to the rescission of SFAS 4 are effective for fiscal years beginning after May 15, 2002. The provisions of this Statement relating to the amendment of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that the liability for costs associated with exit or disposal activities be recognized when incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

The Company has evaluated the impact of SFAS 145 and SFAS 146 on its financial statements and does not expect it to be material.

In November 2002, the FASB issued SFAS No. 148, "Accounting for stock-Based Compensation - Transition and Disclosure- an amendment of FASB Statement No. 123." SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS 148 is not expected to have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees and standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions of FIN 45 related to recognizing a liability at inception of the guarantee do not apply to product warranties or guarantees accounted for as derivatives. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements for periods ending after December 15, 2002. The Company believes that the adoption of the recognition and measurement provisions of FIN 45 will not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 is not expected to have an impact on the Company's financial statements because the Company does not have any variable interest entities.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SEMCO Energy, Inc.:

In our opinion, the accompanying consolidated statements of financial position and capitalization as of December 31, 2002 and the related consolidated statements of operations, changes in common shareholders' equity and cash flows present fairly, in all material respects, the financial position of SEMCO Energy, Inc. and it subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, prior to the inclusion of the goodwill transitional disclosures in Note 1, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 7, 2002.

As explained in Note 1 to the financial statements, effective January 1, 2002, SEMCO Energy, Inc. changed its method of accounting related to goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"

As discussed above, the financial statements of SEMCO Energy, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142. We audited the adjustments in the transitional disclosures in Note 1. In our opinion, all such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
February 10, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP (Andersen). This report has not been reissued by Andersen, and Andersen did not consent to the incorporation by reference of this report (as included in the form 10-K) into any of the company's registration statements.

As discussed in Note 1, the Company has revised its Financial Statements for the years ended December 31, 2001 and 2000 to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Intangible Assets. The Andersen report does not extend to these changes. The revisions to the 2001 and 2000 Financial Statements related to these transitional disclosures were reported on by PricewaterhouseCoopers LLP, as stated in their report appearing herein.

To SEMCO Energy, Inc.

We have audited the accompanying consolidated statements of financial position and capitalization of SEMCO Energy, Inc. (a Michigan corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SEMCO Energy, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Detroit, Michigan
February 7, 2002

Years ended December 31,	2002	2001	2000
(000's, except per share amounts)			
Operating Revenues			
Gas sales	$ 335,655	$ 295,397	$ 273,312
Gas transportation	25,707	25,888	30,783
Construction services	107,365	117,160	95,537
Other	12,238	7,378	10,693
	480,965	445,823	410,325
Operating expenses			
Cost of gas sold	220,422	184,973	161,945
Operation and maintenance	156,653	162,289	140,236
Depreciation and amortization	35,337	36,505	33,051
Property and other taxes	11,844	11,562	9,860
Restructuring and impairment charges	-	6,103	-
	424,256	401,432	345,092
Operating income	56,709	44,391	65,233
Other income (deductions)			
Interest expense	(31,268)	(31,784)	(34,905)
Other	2,238	2,335	2,828
	(29,030)	(29,449)	(32,077)
Income before income taxes and dividends on trust preferred securities	27,679	14,942	33,156
Income taxes	10,139	6,578	11,554
Income before dividends on trust preferred securities	17,540	8,364	21,602
Dividends on trust preferred securities, net of income taxes of $4,631, $4,632 and $2,695	8,601	8,603	5,004
Income (loss) from continuing operations	8,939	(239)	16,598
Discontinued operations:			
Income (loss) from engineering services operations, net of income tax benefit (expense) of $0, $694 and ($52)	-	(1,142)	95
Loss on divestiture of engineering services operations, including losses during phase-out period, net of income tax benefit (expense) of ($1,276), $2,429 and $0	10	(4,980)	-
Net income (loss) available to common shareholders	$ 8,949	$ (6,361)	$ 16,693
Earnings per share - basic			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.92
Net income (loss) available to common shareholders	$ 0.48	$ (0.35)	$ 0.93
Earnings per share - diluted			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.89
Net income (loss) available to common shareholders	$ 0.48	$ (0.35)	$ 0.90
Cash dividends paid per share	$ 0.59	$ 0.84	$ 0.84
Average common shares outstanding - basic	18,472	18,106	17,999
Average common shares outstanding - diluted	18,493	18,106	18,619

The accompanying notes to the consolidated financial statements are an integral part of these statements.

December 31,	2002	2001
(000's)		
Current Assets		
Cash and temporary cash investments, at cost	$ 1,813	$ 1,728
Restricted cash	1,212	-
Receivables, less allowances of $1,909 and $1,849	49,841	64,219
Accrued revenue	40,757	33,153
Gas in underground storage	35,232	12,731
Prepaid expenses	23,449	22,276
Materials and supplies, at average cost	4,254	5,258
Gas charges recoverable from customers	2,200	1,994
Other	1,537	3,608
	160,295	144,967
Property, Plant and Equipment		
Gas distribution	635,992	613,467
Diversified businesses and other	92,774	94,514
	728,766	707,981
Less accumulated depreciation and impairments	207,635	183,436
	521,131	524,545
Deferred Charges and Other Assets		
Goodwill, less accumulated amortization and impairments of $17,764	161,084	161,084
Deferred retiree medical benefits	8,992	9,891
Unamortized debt expense	7,809	7,831
Other	17,203	15,230
	195,088	194,036
Total Assets	$ 876,514	$ 863,548
Current Liabilities		
Notes payable and current maturities of long-term debt	$ 121,835	$ 137,957
Accounts payable	38,148	30,410
Customer advance payments	11,408	13,530
Accrued interest	7,598	7,665
Accumulated deferred income taxes	1,879	912
Amounts payable to customers	1,073	1,463
Other	19,194	17,076
	201,135	209,013
Deferred Credits and Other Liabilities		
Accumulated deferred income taxes	33,043	33,149
Customer advances for construction	15,841	15,548
Unamortized investment tax credit	1,178	1,445
Other	9,833	12,223
	59,895	62,365
Commitments and Contingencies (See Note 13)		
Capitalization		
Long-term debt	366,026	338,966
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries holding solely debt securities of SEMCO Energy, Inc.	139,436	139,394
Common shareholders' equity	110,022	113,810
	615,484	592,170
Total Liabilities and Capitalization	$ 876,514	$ 863,548

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Years ended December 31,	2002	2001	2000
(000's)			
Cash flow provided by (used for) operating activities			
Net income (loss)	$ 8,949	$ (6,361)	$ 16,693
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	35,337	36,505	33,051
Depreciation and amortization in discontinued operations	225	454	421
Accumulated deferred income taxes and investment tax credit	3,516	4,402	6,877
Non-cash impairment charges and subsequent adjustment	(1,732)	7,679	-
Changes in assets and liabilities, net of effects of acquisitions, divestitures and other changes as shown below	(21,350)	(6,023)	(8,080)
Net cash provided by operating activities	24,945	36,656	48,962
Cash flows provided by (used for) investing activities			
Property additions - gas distribution	(29,972)	(34,074)	(47,466)
Property additions - diversified businesses and other	(5,005)	(21,370)	(19,170)
Proceeds from property sales, net of retirement costs	4,508	(49)	15
Acquisitions of businesses, net of cash acquired	-	-	(784)
Net cash used for investing activities	(30,469)	(55,493)	(67,405)
Cash flows provided by (used for) financing activities			
Issuance of common stock, net of expenses	3,642	2,436	865
Issuance of trust preferred securities, net of expenses	-	-	134,885
Net cash change in notes payable	13,878	(26,185)	(243,708)
Issuance of long-term debt, net of expenses	28,990	58,296	136,619
Repayment of long-term debt and related expenses	(30,125)	(10)	(50)
Payment of dividends	(10,776)	(15,193)	(15,033)
Net cash provided by financing activities	5,609	19,344	13,578
Cash and temporary cash investments			
Net increase (decrease)	85	507	(4,865)
Beginning of period	1,728	1,221	6,086
End of period	$ 1,813	$ 1,728	$ 1,221
Changes in assets and liabilities, net of effects of acquisitions, divestitures and other changes:			
Restricted cash	$ (1,212)	$ -	$ -
Receivables, net	14,378	8,920	7,161
Accrued revenue	(7,604)	(941)	(6,832)
Prepaid expenses	(1,173)	(7,967)	12
Materials, supplies and gas in underground storage	(21,497)	(4,185)	4,065
Gas charges recoverable from customers	(206)	704	311
Accounts payable	7,738	(1,890)	(3,780)
Customer advances and amounts payable to customers	(2,219)	(68)	(4,036)
Other	(9,555)	(596)	(4,981)
	$ (21,350)	$ (6,023)	$ (8,080)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

December 31,		2002		2001
(000's)				
Current maturities of long-term debt				
6.83% notes due 2002	$	-	$	30,000
Capitalization				
Long-term debt				
8.00% notes due 2004	$	55,000	$	56,900
7.20% notes due 2007		30,000		30,000
8.95% notes due 2008, remarketable 2003		105,378		106,179
6.49% notes due 2009		30,000		-
8.00% notes due 2010		30,758		30,887
8.00% notes due 2016		59,890		60,000
8.32% notes due 2024		25,000		25,000
6.50% medium-term notes due 2005		15,000		15,000
6.40% medium-term notes due 2008		5,000		5,000
7.03% medium-term notes due 2013		10,000		10,000
	$	366,026	$	338,966
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries holding solely debt securities of SEMCO Energy, Inc.				
10.25% cumulative trust preferred securities - 1,600,000 shares issued and outstanding	$	38,436	$	38,394
FELINE PRIDES -10,100,000 shares issued and outstanding		101,000		101,000
	$	139,436	$	139,394
Common shareholders' equity				
Common stock, par value $1 per share - 40,000,000 shares authorized; 18,682,027 and 18,240,143 shares outstanding	$	18,682	$	18,240
Capital surplus		120,089		117,091
Accumulated other comprehensive income (loss)		(7,597)		(2,196)
Retained earnings (deficit)		(21,152)		(19,325)
	$	110,022	$	113,810
Total capitalization	$	615,484	$	592,170

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Years Ended December 31,	2002	2001	2000
(000's)			
Common stock			
Beginning of year	$ 18,240	$ 18,056	$ 17,909
Issuance of common stock for acquisitions, the DRIP and other	442	184	147
End of year	$ 18,682	$ 18,240	$ 18,056
Capital surplus			
Beginning of year	$ 117,091	$ 115,186	$ 123,861
Issuance of common stock for acquisitions, the DRIP and other	3,200	2,256	1,718
Costs related to FELINES PRIDES (See Note 4)	(202)	(351)	(10,393)
End of year	$ 120,089	$ 117,091	$ 115,186
Accumulated other comprehensive income (loss)			
Beginning of year	$ (2,196)	$ -	$ -
Minimum pension liability adjustment, net of income tax benefit of $2,922, $781 and $0 (See Note 8)	(5,427)	(1,452)	-
Unrealized derivative loss on interest rate hedge from an investment in an affiliate	26	(744)	-
End of year	$ (7,597)	$ (2,196)	$ -
Retained earnings (deficit)			
Beginning of year	$ (19,325)	$ 2,230	$ 570
Net income (loss)	8,949	(6,361)	16,693
Cash dividends on common stock	(10,776)	(15,194)	(15,033)
End of year	$ (21,152)	$ (19,325)	$ 2,230

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Disclosure of comprehensive income (loss)

Years ended December 31,	2002	2001	2000
(000's)			
Net income (loss) available to common shareholders	$ 8,949	$ (6,361)	$ 16,693
Minimum pension liability adjustment, net of income tax benefit of $2,922, $781, and $0 (See Note 8)	(5,427)	(1,452)	-
Unrealized gain (loss) on interest rate hedge from an investment in an affiliate	26	(744)	-
Total comprehensive income (loss)	$ 3,548	$ (8,557)	$ 16,693

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Company Description. SEMCO Energy, Inc., is an investor-owned company. SEMCO Energy, Inc. and its subsidiaries (the "Company") operate four reportable business segments: (1) gas distribution; (2) construction services; (3) information technology services; and (4) propane, pipelines and storage. The latter three segments are sometimes referred to together as the "Diversified Businesses." The Company's gas distribution business segment distributes and transports natural gas to approximately 272,000 customers in the state of Michigan and approximately 111,000 customers in the state of Alaska. The Alaska-based operation and the Michigan-based operation are known together as the "Gas Distribution Business" and operate as divisions of SEMCO Energy, Inc.

The construction services segment ("Construction Services") currently conducts most of its business in the midwestern, southern and southeastern areas of the United States. Its primary service is the installation and upgrade of compressor stations and underground natural gas mains and service lines.

The information technology services segment ("IT Services") is headquartered in Michigan and provides IT infrastructure outsourcing services and other IT services with a focus on mid-range computers, particularly the IBM I-Series (AS-400) platform. The Company's other business segments accounted for approximately 79% of IT Services' revenues during 2002.

The propane, pipelines and storage segment sells more than 4 million gallons of propane annually to retail customers in Michigan's upper peninsula and northeast Wisconsin and operates natural gas transmission and storage facilities in Michigan.

The Company began accounting for its engineering services segment as a discontinued operation, effective with the fourth quarter of 2001. For additional information, refer to the "Discontinued Operations" disclosure within this Note.

Basis of Presentation. The financial statements of the Company were prepared in conformity with accounting principles generally accepted in the United States. In connection with the preparation of the financial statements, management was required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of SEMCO Energy, Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies where the Company has significant influence, but does not control the entity, are reported using the equity method of accounting.

Certain of the Company's diversified businesses, primarily Construction Services and IT Services, supply services at a profit to the Company's regulated gas distribution business. In accordance with Statement of Financial Accounting Standard ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation," intercompany profits remaining in the assets of the regulated business at a particular date are not eliminated since it is probable that, through the ratemaking process, the cost will be recovered through future revenue. As a result, $.1 million, $.6 million and $.9 million of profit on revenues earned from the Company's regulated business by the Company's diversified businesses was not eliminated during consolidation in 2002, 2001, and 2000 respectively. All other significant intercompany transactions have been eliminated.

Rate Regulation. The Gas Distribution Business is subject to regulation. The regulatory matters associated with gas distribution customers located in the City of Battle Creek, Michigan, and surrounding communities are subject to the jurisdiction of the City Commission of Battle Creek ("CCBC"). The Michigan Public Service Commission ("MPSC") has jurisdiction over the regulatory matters related to the Company's remaining Michigan customers. Regulatory matters for gas distribution customers in Alaska are subject to the jurisdiction of the Regulatory Commission of Alaska ("RCA"). These regulatory bodies have jurisdiction over, among other things, rates, accounting procedures, and standards of service. The Gas Distribution Business is subject to the provisions of SFAS 71. Refer to Note 2 for additional information regarding SFAS 71.

Restricted Cash. At December 31, 2002, the Company had $1.2 million of restricted cash. The Company expects this cash will be disbursed or that the restricted status will be removed within one year.

Property, Plant, Equipment and Depreciation. The Company's property, plant and equipment ("property") is recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the related property. The ratio of depreciation to the average balance of property approximated 4.9% for the year 2002 and 4.7% for the years 2001 and 2000.

On January 1, 2002, the Company adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board ("APB") Opinion 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

SFAS 144 requires long-lived assets to be measured at the lower of either the carrying amount or the fair value less the cost to sell the assets, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS 144 will result in the Company accounting for any future impairment or disposal of long-lived assets under the provisions of SFAS 144, but has not changed the accounting used for previous asset impairments or disposals.

Gas in Underground Storage. The gas inventory of the Gas Distribution Business at December 31, 2002 is reported at average cost. The gas inventory at December 31, 2001 was also stated at average cost with the exception of the inventory held by the Battle Creek division of the Gas Distribution Business, which was stated at last-in, first-out ("LIFO") cost. At December 31, 2001, the replacement cost of the Battle Creek division's gas inventory exceeded the LIFO cost by $0.2 million.

During 2002, the Battle Creek Division changed its method of accounting for gas inventory from LIFO to average cost. This change in accounting principle was made in order to provide a better matching of expenses with revenues and make Battle Creek's accounting for gas inventory consistent with the Company's other gas distribution divisions and other Michigan gas distribution companies. This accounting change was not material to the financial statements, and, accordingly, no retroactive restatement of prior years' financial statements was made.

In general, commodity costs and variable transportation costs are capitalized as gas in underground storage. Fixed costs, primarily pipeline demand charges and storage charges, are expensed as incurred through cost of gas.

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. On January 1, 2002, the Company adopted SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 addresses financial accounting and reporting for all business combinations and requires that all business combinations entered into subsequent to June 30, 2001 be recorded under the purchase method. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at acquisition. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition.

In compliance with SFAS 142, goodwill amortization ceased effective January 1, 2002. Prior to January 1, 2002, goodwill was being amortized on a straight-line basis over periods of up to 40 years. Amortization expense was approximately $4.6 in 2001 and $4.0 million in 2000. During 2001, the Company recorded a charge of $4.0 million for the impairment of goodwill associated with the Company's construction services segment and its discontinued engineering services business. The Company's carrying amount for goodwill at December 31, 2002 was $161.1 million, of which $140.2 million related to the Gas Distribution Business, $17.7 million related to Construction Services, $3.1 million related to the Propane, Pipelines and Storage segment and $.1 million related to IT Services.

The Company was required to complete a transition impairment test in the year of adoption of SFAS 142 and perform subsequent impairment tests on the remaining goodwill balance annually or at any time when events occur which could impact the value of the Company's business segments. If an impairment test of goodwill shows that the carrying amount of the goodwill is in excess of the fair value, a corresponding impairment loss would be recorded in the Consolidated Statements of Operations. The transition impairment tests were performed for the Company's business units and the results of those tests indicate that no impairment of the Company's goodwill balances existed as of January 1, 2002. The 2002 annual impairment tests were also performed for the Company's business segments and indicated that there was no impairment of goodwill. As a result, there was no change in the carrying amount of goodwill at December 31, 2002 when compared to December 31, 2001.

The following table presents what would have been reported as net income (loss) available to common shareholders and the related per share amounts on a basic and diluted basis in 2002, 2001, and 2000, exclusive of amortization expense (including any related tax effects) related to goodwill.

Years ended December 31,		2002		2001		2000
(000's)						
Net income (loss) available to common shareholders						
Reported income (loss) from continuing operations	$	8,939	$	(239)	$	16,598
Discontinued operations		10		(6,122)		95
Reported net income (loss) available to common shareholders		8,949		(6,361)		16,693
Add back: Goodwill amortization, net of income taxes		-		2,806		2,449
Adjusted net income (loss) available to common shareholders	$	8,949	$	(3,555)	$	19,142
Adjusted earnings per share - basic						
Reported income (loss) from continuing operations	$	0.48	$	(0.01)	$	0.92
Discontinued operations		0.00		(0.34)		0.01
Reported net income (loss) available to common shareholders		0.48		(0.35)		0.93
Add back: Goodwill amortization, net of income taxes		-		0.15		0.13
Adjusted net income (loss) available to common shareholders	$	0.48	$	(0.20)	$	1.06
Adjusted earnings per share - diluted						
Reported income (loss) from continuing operations	$	0.48	$	(0.01)	$	0.89
Discontinued operations		0.00		(0.34)		0.01
Reported net income (loss) available to common shareholders		0.48		(0.35)		0.90
Add back: Goodwill amortization, net of income taxes		-		0.15		0.13
Adjusted net income (loss) available to common shareholders	$	0.48	$	(0.20)	$	1.03

Long-term Note Receivable. The Company sold its entire interest in an Arkansas pipeline to ENOGEX Arkansas Pipeline Corporation ("ENOGEX") in 1998. Pursuant to the terms included in the sales agreement, the Company will receive annual payments of $.8 million from ENOGEX for 17 years beginning in the year 2004. At December 31, 2002, the Company has a long-term discounted note receivable of $7.7 million for this note, which is reported in deferred charges and other assets in the Consolidated Statements of Financial Position.

Revenue Recognition. The Gas Distribution Business bills monthly on a cycle basis and follows the industry practice of recognizing accrued revenue for gas services rendered to its customers but not billed at month end. Construction Services recognizes revenues as services are rendered. In instances when projects are long-term, Construction Services uses the percentage of completion method. At December 31, 2002, Construction Services did not have any significant long-term projects. The propane business recognizes propane sales in the same period that the propane is delivered to customers.

Cost of Gas. The Alaska-based gas distribution operation ("ENSTAR") has a regulator-approved gas cost adjustment ("GCA") pricing mechanism, which allows for the adjustment of rates charged to customers in Alaska for increases and decreases in the cost of gas purchased. Under the GCA pricing mechanism, the gas charge portion of customers' gas rates is adjusted annually to reflect the estimated cost of gas purchased for the upcoming 12-month period. Any difference between actual cost of gas purchased and the estimate is deferred as a current asset or current liability and included in the next annual adjustment to the gas charge portion of rates. The GCA may be adjusted quarterly if it is determined that there are significant variances from the estimates used in the annual determination.

ENSTAR has RCA approved gas purchase contracts with several entities. The base price of gas purchased under these contracts can be adjusted annually based on factors such as the price of certain traded oil futures, certain natural gas futures and other inflationary measures. Under the GCA pricing mechanism, customers in Alaska are charged amounts that allow the Company to recoup its cost of purchased gas. As a result, the Company does not earn any income on the gas charge portion of ENSTAR's rates.

Prior to April 1, 1999, the Company's Michigan-based gas distribution operation had a regulator-approved gas cost recovery ("GCR") pricing mechanism for the geographic areas subject to the regulatory jurisdiction of the MPSC and CCBC. The GCR pricing mechanism works similarly to the GCA pricing mechanism. During the three-year period from April 1, 1999 to March 31, 2002, the MPSC and CCBC authorized the Company to suspend its GCR clause and freeze in its customer base rate a fixed gas charge of $3.24 per thousand cubic feet ("Mcf"). The Company was able to offer this Michigan GCR suspension and rate freeze mainly as a result of agreements reached with TransCanada Gas Services, Inc. ("TransCanada"), which also covered the three-year period from April 1, 1999 to March 31, 2002. During 2001, TransCanada sold its gas marketing business and assigned the agreements to BP Canada Energy Marketing Corp. (formerly "BP Gas and Power") , with the Company's consent. Under the agreements, TransCanada or BP Canada Energy Marketing Corp ("BP") provided a significant portion of the Company's natural gas requirements, and managed the Company's natural gas supply and the supply aspects of transportation and storage operations in Michigan for the three-year period, at a cost that was, in most instances, below the $3.24 price charged to customers. As a result, during the three-year period from April 1, 1999 through March 31, 2002, the Michigan gas distribution operation retained any gas costs savings that resulted when the cost of purchased natural gas was below the $3.24 fixed price charged to customers, subject to a customer profit sharing mechanism described in Note 2.

When the suspension period for the GCR pricing mechanism expired on March 31, 2002, the Company reinstated its GCR pricing mechanism for customers subject to the jurisdiction of the MPSC ("MPSC customers"). Consequently, effective April 1, 2002, the Company could no longer earn any income on the gas charge portion of MPSC customers' rates. The Company received approval from the CCBC to extend the GCR suspension period and fixed gas charge program, with a new fixed gas charge, until March 31, 2005 for customers subject to its jurisdiction ("CCBC customers").

The Company has entered into new agreements with BP for the natural gas supply requirements of the CCBC customers, supply portfolio management for the MPSC customers, and transportation and storage asset management for both the CCBC and MPSC customers.

Under the new BP agreement covering MPSC customers, the Company no longer purchases gas at a fixed cost over a number of years. In keeping with the Company's switch back to the GCR pricing mechanism for MPSC customers, the Company is required to solicit bids for all supplies with term lengths longer than three days. Supplies with term lengths of three days or less are purchased from BP. The new BP agreement covering CCBC customers will continue to have a fixed cost for the purchase of natural gas and is effective for the three-year period from April 1, 2002 through March 31, 2005.

In accordance with the GCR pricing mechanism, the Company had $2.2 million recorded in current assets at December 31, 2002 for gas charges recoverable from customers. Also at December 31, 2002, the Company had $1.1 million recorded in current liabilities for amounts payable to customers in accordance with the GCA pricing mechanism.

Income Taxes. Investment tax credits ("ITC") utilized in prior years for income tax purposes are deferred for financial accounting purposes and are amortized through credits to the income tax provision over the lives of the related property. The Company files a consolidated federal income tax return and income taxes are allocated among the subsidiaries within each business segment based on their separate taxable income.

Discontinued Operations. In December 2001, the Company's board of directors approved a plan to redirect the Company's business strategy, which included the divestiture of its engineering services business. As a result, the operating results and loss on disposal of this business have been segregated and reported as discontinued operations in the Consolidated Statements of Operations. A loss of approximately $5.0 million, representing the estimated loss during the phase-out period and the estimated loss on disposal, was reported as discontinued operations in the 2001 Consolidated Statement of Operations. The Company sold its engineering services business effective November 1, 2002. There was a difference of $10 thousand between the actual losses and estimated losses, which is reported as discontinued operations in 2002. For additional information, refer to Note 14 of the Notes to Consolidated Financial Statements.

Statements of Cash Flow. For purposes of the Consolidated Statements of Cash Flow, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and temporary cash investments. Supplemental cash flow information for the years ended December 31, 2002, 2001 and 2000, is summarized in the following table.

Years ended December 31,		2002		2001		2000
(000's)						
Cash paid during the year for:						
Interest	$	30,304	$	31,301	$	29,153
Income taxes, net of (refunds)	$	(2,243)	$	4,258	$	4,160
Non-cash investing and financing activities:						
Capital stock issued for acquisitions	$	-	$	-	$	1,000
Details of acquisitions:						
Fair value of assets acquired	$	-	$	-	$	3,364
Fair value of liabilities assumed		-		-		(1,576)
Company stock issued		-		-		(1,000)
Cash paid	$	-	$	-	$	788
Less cash acquired		-		-		4
Net cash paid for acquisitions	$	-	$	-	$	784

NOTE 2. REGULATORY MATTERS

RCA. The Company's Alaska gas distribution division, ENSTAR Natural Gas Company and its subsidiary, Alaska Pipeline Company (together known as "ENSTAR"), have been undergoing a rate review with the RCA since 2000.

The Company received an Order dated August 8, 2002 from the RCA on its review of rates for ENSTAR based on normalized data for the year 2000. In its Order the RCA established a revenue requirement of $107.6 million and a 12.55% return on equity. In response to a petition by ENSTAR, the RCA issued an additional Order dated September 16, 2002 which revised the indicated annual revenue reduction from $2.1 million to $2.0 million, which was 1.84% of ENSTAR's revenue in the normalized 2000 test year. The Order required ENSTAR to implement the rate reduction by September 27, 2002 on an across-the-board basis. The RCA also required ENSTAR to file an updated cost of service study by September 9, 2002 and a rate design in December 2002, with a hearing on the rate design filing scheduled for May 2003. ENSTAR has implemented the rate reduction and filed both the cost of service study and the rate design as required. The rate design filed with the RCA by ENSTAR requests greater recovery of fixed costs in the monthly customer charge and declining block rates for gas sales customers.

MPSC and CCBC. During the three-year period from April 1, 1999 to March 31, 2002, the division of the Gas Distribution Business, subject to the jurisdiction of the MPSC, was under an MPSC order which, among other things, authorized the Company to: (1) suspend its GCR clause; (2) freeze in its customer base rate, a fixed gas charge of $3.24 per Mcf; (3) freeze distribution rate adjustments and (4) adopt a new income sharing mechanism for use during the 1999, 2000 and 2001 calendar years.

The MPSC order was applicable only in the geographic areas subject to the regulatory jurisdiction of the MPSC, and, therefore, did not govern rates regulated by the CCBC. However, the Gas Distribution Business voluntarily requested, and the CCBC approved, a similar freeze in the gas charge at $3.24 for customers subject to the jurisdiction of the

CCBC. The CCBC also approved a suspension of the GCR clause, a distribution rate freeze and an income sharing mechanism similar to the MPSC approved program. The changes were effective for the same time period as the changes approved by the MPSC.

Several of the items in the MPSC order were interrelated. The fixed gas charge and the suspension of the GCR clause meant that customers paid $3.24 per Mcf regardless of the Company's actual cost of gas. The Gas Distribution Business was able to offer this Michigan GCR suspension and rate freeze mainly as a result of agreements reached with TransCanada. Refer to the Cost of Gas section of Note 1 for further information about the GCR clause, fixed gas charge and TransCanada agreements.

The profit incentive and sharing mechanism was effective for the calendar years 1999, 2000 and 2001. Under the mechanism, if the Company's return on equity for its Michigan-based natural gas distribution business exceeded 12.75%, certain portions of the excess return would be credited to customers, i.e., would be reflected prospectively in reduced rates. Four safety and reliability performance measures were required to be met in order not to reduce the return on equity threshold used in the income sharing mechanism.

The Company received approval from the CCBC to extend the GCR suspension period and the fixed gas charge program, with a new fixed gas charge, until March 31, 2005 for CCBC customers. The profit incentive and sharing mechanism discussed previously will remain in effect through March 2005 for CCBC customers. The Company also received approval during 2001 from the CCBC to start charging CCBC customers on a thermal basis rather than a volumetric basis. The Company buys all its natural gas by the dekatherm and now also sells it to these customers by the dekatherm.

The Company filed an application with the MPSC in late 2001 to extend its fixed charge program until March 31, 2005 and increase the current fixed charge for MPSC customers. However, the Company was unable to reach an agreement with the MPSC and other interested parties on a fixed customer charge for natural gas for the three years of the proposed extended period. As a result, the Company reinstated its GCR pricing mechanism when the fixed gas charge program expired on March 31, 2002. Refer to the Cost of Gas section of Note 1 for information regarding the GCR pricing mechanism.

Beginning in 2002, the profit incentive and sharing mechanism discussed previously is no longer in effect for MPSC customers. Instead, the profit incentive and sharing mechanism in effect for the calendar year 1998 was reinstated for 2002. Under this mechanism, referred to as a reverse taper incentive, if the return on equity for the division of Company's Michigan-based natural gas distribution business that serves its MPSC customers exceeds 10.75%, certain portions of the excess return between 10.75% and 16.0% would be credited to customers. For purposes of this mechanism, if the return on equity exceeds 16.0%, the Company is required to file a general rate case with the MPSC. The return on equity did not exceed 10.75% for 2002.

On November 21, 2002 the MPSC regulated division of SEMCO Energy Gas Company filed an application for a general rate increase of $10.9 million. Among the principal reasons for the requested increase were higher pension and healthcare costs and investment of approximately $120 million in new plant since the last rate case was approved in 1997. In addition to specific rate relief, the application sought an innovative rate design, which would mitigate some of the effects of warmer than normal weather on the Company's earnings. This new rate design calls for greater recovery of fixed costs in the monthly customer charge and declining block rates for gas sales customers. This would provide more stability in customer bills by moving costs from the peak heating season to summer and off-peak heating months. The filing also requests a change to customer billing based on the heat content of natural gas, or therms, rather than the current volumetric measure, cubic feet. An order is expected in 2003.

Regulatory Assets and Liabilities. The Gas Distribution Business is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators affect when revenues and expenses are recognized. Regulatory assets represent incurred costs to be recovered from customers through the ratemaking process. Regulatory liabilities represent benefits to be refunded to customers.

In the event the Company determines that the Gas Distribution Business no longer meets the criteria for following SFAS 71, the accounting impact would be an extraordinary, non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the ability of the Gas Distribution Business to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company's periodic review of these criteria currently supports the continuing application of SFAS 71.

The following table summarizes the regulatory assets and liabilities recorded in the Consolidated Statements of Financial Position.

December 31,	2002	2001
(000's)		
Regulatory assets		
Deferred retiree medical benefits	$ 8,992	$ 9,891
Gas charges recoverable from customers	2,200	1,994
Unamortized loss on retirement of debt	1,881	2,126
Other	2,303	2,126
	$ 15,376	$ 16,137
Regulatory liabilities		
Tax benefits amortizable to customers	$ 3,086	$ 3,448
Unamortized investment tax credit	1,228	1,593
Amounts payable to customers (gas cost overrecovery)	1,073	1,463
	$ 5,387	$ 6,504

NOTE 3. INCOME TAXES

SFAS No. 109. The Company accounts for income taxes in accordance with SFAS 109, "Accounting For Income Taxes." SFAS 109 requires an annual measurement of deferred tax assets and deferred tax liabilities based upon the estimated future tax effects of temporary differences and carryforwards.

Provision for Income Taxes. The table below summarizes the components of the Company's provision for income taxes.

Years ended December 31,	2002	2001	2000
(000's)			
Federal income taxes:			
Currently payable (refundable)	$ 2,442	$ (7,056)	$ 3,065
Deferred to future periods	2,796	4,717	5,935
Investment tax credits ("ITC")	(267)	(267)	(267)
State income taxes:			
Currently payable (refundable)	907	695	(473)
Deferred to future periods	906	734	651
Total income tax provision (benefit)	$ 6,784	$ (1,177)	$ 8,911
Less amounts included in:			
Dividends on trust preferred securities	(4,631)	(4,632)	(2,695)
Discontinued operations	1,276	(3,123)	52
Income taxes, excluding amounts shown separately	$ 10,139	$ 6,578	$ 11,554

Reconciliation of Statutory Rate to Effective Rate. The table below provides a reconciliation of the difference between the Company's provision for income taxes and income taxes computed at the statutory rate.

Years ended December 31,	2002	2001	2000
(000's)			
Net Income (loss)	$ 8,949	$ (6,361)	$ 16,693
Add back: Income taxes	6,784	(1,177)	8,911
Pre-tax income (loss)	$ 15,733	$ (7,538)	$ 25,604
Computed federal income taxes	$ 5,507	$ (2,638)	$ 8,961
Amortization of deferred ITC	(267)	(267)	(267)
Amortization of non-deductible amounts resulting from acquisitions	119	237	237
State income tax expense, net of federal tax benefit	1,178	928	79
Other	247	563	(99)
Total income taxes	$ 6,784	$ (1,177)	$ 8,911

Deferred Income Taxes. Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. At December 31, 2002, there was a valuation allowance of $.6 million recorded against deferred tax assets. The valuation allowance relates to a capital loss incurred in 2002 that is likely to expire before being realized for tax purposes. At December 31, 2001 there was no valuation allowance recorded against deferred tax assets. The Company has an estimated net operating loss ("NOL") carryforward for federal tax purposes of $35.6 million at December 31, 2002, of which $21.0 million expires in 2021 and $14.6 million expires in 2022. The table below shows the principal components of the Company's deferred tax assets (liabilities).

December 31,	2002	2001
(000's)		
Property	$ (46,413)	$ (35,235)
Retiree medical benefit obligation	986	1,249
Retiree medical benefit regulatory assets	(3,147)	(3,462)
ITC	686	820
Unamortized debt expense	(864)	(1,025)
Property taxes	(2,460)	(2,329)
Goodwill	(3,929)	(1,430)
Other comprehensive income	3,704	781
Reserves associated with discontinued operations, restructuring and impairments	2,304	4,108
Net operating losses	12,465	-
Valuation allowance for deferred tax assets	(580)	-
Other	2,326	2,462
Total deferred taxes	$ (34,922)	$ (34,061)
Gross deferred tax liabilities	$ (88,837)	$ (71,695)
Gross deferred tax assets	54,495	37,634
Valuation allowance for deferred tax assets	(580)	-
Total deferred taxes	$ (34,922)	$ (34,061)

NOTE 4. CAPITALIZATION

Common Stock Equity. During 2002 and the last half of 2001, the Company issued approximately 372,000 shares and 166,000 shares, respectively of its common stock to the Company's Direct Stock Purchase and Dividend Reinvestment Plan ("DRIP") to meet the dividend reinvestment and stock purchase requirements of its participants. During 2000 and the first half of 2001, the DRIP purchased Company common stock on the open market to meet these requirements.

The Company issued approximately 70,000, 19,000 and 52,000 shares of Company common stock to certain of the Company's employee benefit plans in 2002, 2001 and 2000, respectively. Also during 2002 and 2001, the Company purchased approximately 40,000 shares and 48,000 shares, respectively, of its common stock on the open market to contribute to certain of its employee benefit plans. The Company issued 83,000 shares of its common stock to the shareholders of a business acquired during 2000.

Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiaries. The Company's Capital Trusts were established for the sole purpose of issuing trust preferred securities and lending the gross proceeds to the Company. The sole assets of the Capital Trusts are debt securities of the Company with terms similar to the terms of the related trust preferred securities. The Capital Trusts are subsidiaries of the Company.

In April 2000, SEMCO Capital Trust I issued 1.6 million shares of 10.25% cumulative trust preferred securities ("10.25% TPS") in a public offering at a price of $25 per security. SEMCO Capital Trust I used the $40 million in proceeds from the issuance of the 10.25% TPS to invest in subordinated debentures of the Company bearing an interest rate of 10.25%. The 10.25% TPS are subject to mandatory redemption upon repayment of the subordinated debentures at maturity or their earlier redemption. The subordinated debentures mature in 2040, but may be redeemed at any time after April 19, 2005, or at any time within 90 days following the occurrence of certain special events. The Company used the entire net proceeds from the sale of the subordinated debentures to repay a portion of the bridge loan utilized in the ENSTAR acquisition.

Also during 2000, the Company issued 10.1 million FELINE PRIDES in a public offering at a price of $10 per security. Each FELINE PRIDES consists of a stock purchase contract of the Company and a 9% trust preferred security of SEMCO Capital Trust II due 2005 with a stated face value per security of $10 ("9% TPS"). SEMCO Capital Trust II used the $101 million in proceeds to invest in 9% senior deferrable notes of the Company due 2005. The Company used the net proceeds from the sale of the senior deferrable notes to repay a portion of the bridge loan utilized for the acquisition of ENSTAR and to repay a portion of its short-term lines of credit.

Under the terms of each stock purchase contract (which is a component of a FELINE PRIDES unit), the FELINE PRIDES holder is obligated to purchase, and the Company is obligated to sell, between .7794 and .8651 shares of Company common stock in August 2003. The actual number of shares of common stock to be sold will depend on the average market value of a share of common stock in August 2003. In addition to payments on the 9% TPS, the Company is also obligated to pay the FELINE PRIDES holders a quarterly contract adjustment payment on each stock purchase contract at an annual rate of 2% of $10. The present value of the contract adjustment payments, or $5.6 million, was recorded as a liability and as a reduction to common stock capital surplus when the FELINE PRIDES were issued. As the Company pays the contract adjustment payments, common stock capital surplus is also reduced by the interest component of the payments. In addition, common stock capital surplus was reduced by $4.6 million for the issuance costs of the FELINE PRIDES.

The FELINE PRIDES holders can settle their obligation to purchase Company common stock by paying cash or by having their 9% TPS remarketed in August 2003. The distribution rate on the 9% TPS will also be reset in August 2003. The reset rate will be equal to the sum of the reset spread and the rate on the two-year benchmark treasury and will be determined by the reset agent as the rate the TPS should bear in order to have an approximate market value of 100.5% of $10. However, the Company may limit the reset rate to be no higher than the rate on the two-year benchmark treasury plus 200 basis points (or 2%).

In the case of FELINE PRIDES holders who decide to have their 9% TPS remarketed, $10 of the proceeds from remarketing each 9% TPS will automatically be applied to satisfy in full the obligation to purchase Company common stock under the related stock purchase contract. If the remarketing agent is unable to remarket the 9% TPS at the reset rate, as described above, the Company may exercise its right as a secured party to dispose of the 9% TPS in accordance with the provisions of the FELINE PRIDES, in order to satisfy any unfulfilled obligation to purchase common stock under the related stock purchase contract.

Long-term Debt. In August 2002, the Company issued $30 million of 6.49% Senior Notes due 2009 ("2009 Senior Notes"). Interest on the 2009 Senior Notes is payable semiannually. The proceeds from the sale were used to redeem $30 million of 6.83% Senior Notes, which matured on October 1, 2002.

In June 2001, the Company issued $60 million of 8% Senior Notes due 2016 ("2016 Senior Notes"). Interest on the 2016 Senior Notes is payable quarterly. On or after June 30, 2006, the Company may redeem some or all of the 2016 Senior Notes at a redemption price of 100% of the principal amount plus any accrued and unpaid interest. The 2016 Senior Notes contain provisions that give the estates or heirs of deceased 2016 Senior Note holders the right to request that the Company redeem their 2016 Senior Notes. During 2002, the Company redeemed $110 thousand of 2016 Senior Notes in accordance with these provisions. The proceeds from the sale of the 2016 Senior Notes were used to repay short-term debt and for general corporate purposes.

In August 2001, the Company entered into an interest rate swap agreement with a financial institution in order to hedge its $55 million 8% Notes due June 1, 2004. The swap agreement, which covered the Notes through maturity, effectively converted the fixed rate on the Notes to a floating rate of interest. Under the terms of the swap agreement, the Company paid the counterparty a floating rate of interest based on LIBOR plus a spread of 297 basis points and received payments based on a fixed rate of 8%. During 2002, the Company terminated the interest rate swap and received $2.2 million. This amount is being recognized pro-rata in the Company's Consolidated Statements of Operations, as a reduction in interest expense, over the remaining term of the $55 million 8% Notes.

In April 2000, the Company sold $30 million of 8% Senior Notes due 2010 ("2010 Senior Notes") in a public offering. Interest on the 2010 Senior Notes is paid semi-annually. The 2010 Senior Notes contain provisions that give the estates or heirs of deceased 2010 Senior Note holders the right to request that the Company redeem their 2010 Senior Notes. During 2002, 2001 and 2000, the Company redeemed $15 thousand, 10 thousand and $50 thousand, respectively, of 2010 Senior Notes in accordance with these provisions.

The Company also sold $105 million of 8.95% Remarketable or Redeemable Securities ("ROARS") in a public offering in June 2000. The ROARS were issued at a discount of approximately $.3 million. Interest on the ROARS is payable semi-annually. The ROARS mature in July 2008; however, the Company may purchase, or be required to purchase, all of the ROARS in July 2003 if they are not remarketed as discussed below. The Company used the entire net proceeds from the sale of the 2010 Senior Notes and ROARS to repay a portion of the bridge loan utilized for the acquisition of ENSTAR.

In conjunction with the sale of the ROARS, the Company entered into a remarketing agreement with Banc of America Securities LLC ("BAS") under which BAS has the option to purchase all the ROARS in July 2003, at 100% of the aggregate principal amount of the ROARS. The Company received an option premium of approximately $2.5 million for the remarketing option, which is included with the ROARS in long-term debt in the Company's Consolidated Statements of Financial Position. The option premium is being amortized to income over the life of the ROARS.

If BAS elects to purchase the ROARS in July 2003, and the Company does not exercise its right to elect a floating interest rate or its right to redeem the ROARS, both of which are discussed below, BAS will remarket the ROARS at a new interest rate. The new fixed interest rate would be equal to the sum of 6.5% (the "Base Rate") and an applicable spread. Under the terms of the ROARS, the applicable spread is defined as the lowest bid received by BAS from various leading dealers of publicly traded debt securities, expressed as a spread above the Base Rate and based on a purchase price equal to the Dollar Price of the ROARS. The Dollar Price of the ROARS is defined as the present value, at the remarketing date in July 2003, of the remaining scheduled payments of principal and interest through maturity in July 2008 calculated at the Base Rate, discounted to the remarketing date in July 2003 using the rate on U.S. treasury securities with maturities comparable to the remaining term of the ROARS.

If BAS elects to purchase the ROARS in July 2003, the Company will have the right to elect that BAS remarket the ROARS for a period of up to one year using a floating interest rate ("Floating Rate Period") rather than the fixed interest rate described above. At the end of the Floating Rate Period, BAS can elect to purchase the ROARS to remarket at a new fixed interest rate as described above.

If BAS elects to purchase the ROARS for remarketing in July 2003 or at the end of the Floating Rate Period, the Company will also have the right to redeem the ROARS directly from BAS at either time at the Dollar Price as defined above. If BAS does not elect to purchase the ROARS in July 2003, the Company is required to redeem all of the

ROARS at that time at 100% of the aggregate principal amount of the ROARS. If BAS does not exercise its option to purchase the ROARS at the end of the floating rate period, the Company is required to redeem all of the ROARS at that time at the Dollar Price.

The Company's long-term and short-term debt agreements contain restrictive financial covenants including, among others, maintaining a Fixed Charges Coverage Ratio (as defined in the agreements) of at least 1.50 and placing limits on the payment of dividends beyond certain levels. Non-compliance with these covenants could result in an acceleration of the due dates for the debt obligations under the agreements. As of December 31, 2002, the fixed charges coverage ratio was 1.89 and the Company was in compliance with all of the covenants in these agreements.

There are no annual sinking fund requirements for the Company's existing debt over the next five years. Debt maturing over the next five years includes the maturity of $55 million of 8.0% notes in 2004, $15 million of 6.5% medium-term notes in 2005 and $30 million of 7.2% notes in 2007. The Company may also purchase, or be required to purchase, the $105 million of ROARS in July 2003, or during the subsequent twelve months, if they are not remarketed, as discussed previously. In addition, if the $101 million of 9% TPS are successfully remarketed in 2003, they will mature in 2005.

NOTE 5. SHORT-TERM BORROWINGS

During 2002, the Company entered into a $145 million credit agreement with a group of banks, replacing four lines of credit totaling $145 million, which were due to expire. The new agreement, all of which is committed, consists of an $80 million three-year revolver and a $65 million 364-day facility, with a one-year term loan option. The outstanding balances owed by the Company under these credit facilities at December 31, 2002, 2001 and 2000 were $121.2 million, $105.5 million, and $133.4 million, respectively. Interest on these credit facilites is at variable rates, which do not exceed the banks' prime lending rates.

Years ended December 31,	2002	2001	2000
(000's)			
Notes payable balance at year end	$ 121,835	$ 107,957	$ 134,142
Unused lines of credit at year end	$ 23,800	$ 39,500	$ 26,650
Average interest rate at year end	2.8%	2.6%	7.3%
Maximum borrowings at any month-end	$ 123,244	$ 122,033	$ 371,621
Average borrowings	$ 99,584	$ 101,362	$ 214,813
Weighted average cost of borrowings	2.9%	4.8%	7.2%

NOTE 6. FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments:

Cash, Temporary Cash Investments, Accounts Receivables, Payables and Notes Payable. The carrying amount approximates fair value because of the short maturity of those instruments.

Long-Term Debt. The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or, where no market quotes are available, based on discounted future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. Although the current fair value of the long-term debt may differ from the current carrying amount, settlement of the reported debt is generally not expected until maturity, with the possible exception of the ROARS which could be redeemed in July 2003 as discussed in Note 4.

The table below shows the estimated fair values of the Company's long-term debt as of December 31, 2002 and 2001.

December 31,	2002	2001
(000's)		
Long-term debt, including current maturities		
Carrying amount	$ 366,026	$ 368,966
Fair value	376,915	385,416

NOTE 7. RISK MANAGEMENT ACTIVITIES AND DERIVATIVE TRANSACTIONS

The Company's business activities expose it to a variety of risks, including commodity price risk and interest rate risk. The Company's management identifies risks associated with the Company's business and determines which risks it wants to manage and which type of instruments it should use to manage those risks.

The Company records any derivative instruments it enters into under the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS 137 and SFAS 138, which were amendments to SFAS 133 (hereinafter collectively referred to as "SFAS 133"). SFAS 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the Consolidated Statement of Financial Position as either an asset or liability measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company will, from time to time, enter into fixed to floating interest rate swaps in order to maintain its desired mix of fixed-rate and floating-rate debt. These swaps are designated as fair value hedges and the difference between the amounts paid and received under these swaps is recorded as an adjustment to interest expense over the term of the swap agreement. If the swaps are terminated, any unrealized gains or losses are recognized pro-rata over the remaining term of the hedged item as an increase or decrease in interest expense. The Company entered into one such interest rate swap in August 2001 in order to hedge the Company's $55 million of 8% Notes due in June 2004. The swap was terminated in August 2002 and the Company received $2.2 million, which is being recognized pro-rata, as a reduction in interest expense, over the remaining term of the Notes. In accordance with SFAS 133, the Company's Consolidated Statement of Financial Position, at December 31, 2001, included an asset of $1.9 million and an increase in long-term debt of $1.9 million for this interest rate swap.

An affiliate, in which the Company has a 50% investment, uses a floating to fixed interest rate swap agreement to hedge the variable interest rate payments on a portion of its long-term debt. This swap is designated as a cash flow hedge and the difference between the amounts paid and received under the swap is recorded as an adjustment to interest expense over the term of the agreement. The Company's share of changes in the fair value of the swap are recorded in accumulated other comprehensive income until the swap is terminated. As a result of this interest rate swap agreement, the Company's Consolidated Statements of Financial Position, at December 31, 2002 and December 31, 2001, reflected a $.7 million reduction in the Company's equity investment in the affiliate and in accumulated other comprehensive income.

NOTE 8. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pensions. The Company has defined benefit pension plans that cover the employees of certain companies in the consolidated group. Pension plan benefits are generally based upon years of service or a combination of years of service and compensation during the final years of employment. The Company's funding policy is to contribute amounts annually to the plans based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The Company also has a supplemental executive retirement plan ("SERP"), which is an unfunded defined benefit pension plan.

During 2000, certain pension plans covering employees at the Company's gas distribution operations and corporate offices in Michigan and Alaska were amended. The amendments to certain of the plans included a special frozen benefit for certain eligible employees. In conjunction with the amendments, the Company offered early retirement programs to certain eligible employees. The programs gave the employees the options of receiving either a lump-sum pension benefit payment or an immediate annuity. Sixty-three employees elected to take the early retirement offer. As a result of the 2000 early retirement program, the Company incurred a one-time gain, which reduced 2000 net periodic pension costs by approximately $.4 million.

Because of unfavorable returns on pension plan assets in 2001 and 2002, certain pension plans were underfunded at December 31, 2002 and 2001. As a result, a minimum pension liability of $3.0 million was recorded during 2001 and an additional minimum pension liability of $8.3 million was recorded in 2002. The total minimum pension liability at December 31, 2002 was $11.3 million.

Other Postretirement Benefits. The Company has postretirement benefit plans that provide certain medical and prescription drug benefits to qualified retired employees, their spouses and covered dependents. Determination of benefits is based on a combination of the retiree's age and years of service at retirement. The Company accounts for retiree medical benefits in accordance with SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires the full accrual of such costs during the years that the employee renders service to the Company until the date of full eligibility.

In 2002, 2001 and 2000, the Company expensed retiree medical costs of $2.0 million, $1.9 million and $1.5 million, respectively. The retiree medical expense for each of those years includes $0.9 million of amortization of previously deferred retiree medical costs. Prior to getting regulatory approval for the recovery of retiree medical benefits in rates, the Michigan gas distribution operation deferred, as a regulatory asset, any portion of retiree medical expense that was not yet provided for in customer rates. After receiving rate approval for recovery of such costs, the Company began amortizing, as retiree medical expense, the amounts previously deferred.

	Pension Benefits			Other Postretirement Benefits		
Years ended December 31,	**2002**	2001	2000	**2002**	2001	2000
(000's)						
Components of net benefit cost						
Service cost	**$ 2,089**	$ 2,097	$ 1,988	**$ 357**	$ 348	$ 364
Interest cost	**4,222**	4,054	4,076	**2,377**	2,527	2,235
Expected return on plan assets	**(5,611)**	(5,897)	(6,600)	**(2,048)**	(2,150)	(1,967)
Amortization of transition obligation	**40**	53	53	**922**	921	920
Amortization of prior service costs	**163**	150	106	**-**	-	-
Amortization of net (gain) or loss	**264**	(301)	(502)	**(553)**	(601)	(950)
Amortization of regulatory asset	**-**	-	-	**899**	899	899
Net gain due to special termination benefits	**-**	-	(354)	**-**	-	-
Net benefit cost (credit)	**$ 1,167**	$ 156	$ (1,233)	**$ 1,954**	$ 1,944	$ 1,501

The Company has certain Voluntary Employee Benefit Association ("VEBA") trusts to fund its retiree medical benefits and contributed $0.5 million and $3.0 million to the trusts in 2001 and 2000, respectively. There were no contributions to the VEBA trusts during 2002. The Company can also partially fund retiree medical benefits on a discretionary basis through an Internal Revenue Code Section 401(h) account. No cash contributions were made to the 401(h) account in 2002, 2001 and 2000.

The following table provides reconciliations of the plan benefit obligations, plan assets, and funded status of the plans.

	Pension Benefits		Other Postretirement Benefits	
Years Ended December 31	2002	2001	2002	2001
(000's)				
Change in benefit obligation				
Benefit obligation at January 1	$ 61,175	$ 57,184	$ 33,964	$ 34,323
Service cost	2,089	2,097	357	348
Interest cost	4,222	4,054	2,377	2,527
Actuarial (gain) loss	2,869	3,461	2,370	(1,671)
Benefits paid from plan assets	(3,287)	(5,615)	-	-
Benefits paid from corporate assets, net of participant contributions	-	-	(1,667)	(1,563)
Plan amendments	-	(6)	(5,610)	-
Benefit obligation at December 31	$ 67,068	$ 61,175	$ 31,791	$ 33,964
Change in plan assets				
Fair value of plan assets at January 1	$ 53,930	$ 62,579	$ 21,964	$ 22,851
Actual return on plan assets	(5,458)	(3,034)	(2,589)	(1,387)
Company contributions	4,225	-	-	500
Benefits paid from plan assets	(3,287)	(5,615)	-	-
Fair value of plan assets at December 31	$ 49,410	$ 53,930	$ 19,375	$ 21,964
Reconciliation of funded status of the plans				
Funded (unfunded) status	$(17,658)	$ (7,245)	(12,416)	$ (12,000)
Unrecognized net (gain) loss	22,643	8,968	1,456	(6,104)
Unrecognized prior service cost	661	824	(528)	-
Unrecognized net transition obligation	25	65	4,133	10,137
Additional minimum pension liability	(11,343)	(2,983)		-
Prepaid (accrued) benefit cost	$ (5,672)	$ (371)	$ (7,355)	$ (7,967)
Weighted average assumptions as of December 31				
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected long-term rate of return on plan assets	8.50%	9.75%	8.50%	9.75%
Rate of compensation increase	4.00%	4.00-5.00%	4.00%	4.00-5.00%

The 2002 postretirement medical costs were developed based on the health care plan in effect at January 1, 2002. As of December 31, 2002, the actuary assumed that retiree medical cost increases in 2003 would be 7% and prescription drug cost increases in 2003 would be 12%. The actuary also assumed that the rate of increase in retiree medical costs and prescription drug costs would decrease uniformly to 5% in 2008 and thereafter. The health care cost trend rate assumption significantly affects the amounts reported. For example, a one percentage point increase in each year would increase the accumulated retiree medical obligation as of December 31, 2002 by $4.4 million and the aggregate of the service and interest cost components of net periodic retiree medical costs for 2002 by $.4 million.

401(K) Plans and Profit Sharing Plans. The Company has defined contribution plans, commonly referred to as 401(k) plans, covering the employees of certain of its businesses or divisions. Certain of the 401(k) plans contain provisions for Company matching contributions. The amount expensed for the Company match provisions was $1.1 million for 2002, 2001 and 2000.

The Company has profit sharing plans covering the employees of certain of its businesses or divisions. Annual contributions are generally discretionary or determined by a formula, which contains minimum contribution requirements. Profit sharing expense was $.4 million for 2002 and $.3 million for 2001 and 2000.

NOTE 9. STOCK-BASED COMPENSATION

The Company has a long-term incentive plan providing for the issuance of up to 500,000 shares of non-qualified common stock options, adjusted for any subsequent stock dividends and stock splits. During 2000, the Company's Board of Directors approved a second such plan that provides for the issuance of non-qualified stock options up to an amount not to exceed five percent of the total outstanding shares of the Company. The options are reserved for the executives and directors of the Company and are awarded based upon both the Company's and individual's performance. The options vest at the rate of 33 1/3% per year beginning one year after the date of grant and expire ten years after the grant date.

The exercise price of all the options granted is equal to the average of the high and low market price on the options' grant date. Both the number of options granted and the exercise price are adjusted accordingly for any stock dividends and stock splits occurring during the options' life. The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model and the weighted average assumptions shown in the table below.

	2002	2001	2000
Risk-free interest rate	**4.45%**	4.92%	6.55%
Dividend yield	**6.63%**	5.86%	6.98%
Volatility	**34.39%**	29.42%	24.96%
Average expected term (years)	**5**	5	5
Fair value of options granted	**$ 1.41**	$ 2.57	$ 1.80

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding	Remaining Contractual Life in Years	Weighted Average Exercise Price ($)	Number Exercisable	Weighted Average Exercise Price ($)
$6.94 - $9.99	251,979	9.2	7.48	-	-
$11.50 - $14.35	436,181	6.9	13.62	229,750	13.30
$14.37 - $15.95	349,958	6.6	14.91	213,292	15.24
$16.19 - $17.14	101,100	3.3	17.02	101,100	17.02
	1,139,218			544,142	

There were 989,000 employee stock options available for grant at December 31, 2002. The following table shows the stock option activity during the past three years and the number of stock options exercisable under the Company's plans at the end of each such year.

	Number of Shares	Weighted Average Exercise Price ($)
Outstanding at December 31, 1999	317,786	16.16
Granted	192,701	12.07
Exercised	-	-
Canceled	(44,707)	14.18
Outstanding at December 31, 2000	465,780	14.65
Granted	555,040	14.33
Exercised	(667)	11.94
Canceled	(71,404)	14.25
Outstanding at December 31, 2001	948,749	14.49
Granted	251,979	7.48
Exercised	-	-
Canceled	(61,510)	14.16
Outstanding at December 31, 2002	1,139,218	12.96
Options exercisable at December 31, 2000	200,924	16.38
Options exercisable at December 31, 2001	298,403	15.48
Options exercisable at December 31, 2002	544,142	14.75

The Company accounts for all stock options under the provisions and related interpretations of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees." In accordance with SFAS 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue accounting for these transactions under APB 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS 123. If compensation expense had been determined in a manner consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

Years Ended December 31,		**2002**		2001		2000
(000's)						
Net income (loss)						
As reported	$	**8,949**	$	(6,361)	$	16,693
Pro forma	$	**8,533**	$	(6,664)	$	16,517
Earnings per share - basic						
As reported	$	**0.48**	$	(0.35)	$	0.93
Pro forma	$	**0.46**	$	(0.37)	$	0.92
Earnings per share - diluted						
As reported	$	**0.48**	$	(0.35)	$	0.90
Pro forma	$	**0.46**	$	(0.37)	$	0.89

NOTE 10. EARNINGS PER SHARE

The Company computes earnings per share ("EPS") in accordance with SFAS 128, "Earnings per Share." SFAS 128 requires the computation and presentation of two EPS amounts, basic and diluted. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to that of basic EPS except that the weighted average number of common shares outstanding is increased to include any shares that would be available if outstanding stock options and stock purchase contracts ("dilutive securities") were exercised. The diluted EPS calculation excludes the affect of stock options when their exercise prices exceed the average market price of the Company's common stock during the period and excludes the affect of stock purchase contracts when their reference price exceeds the average market price of common stock during the period.

The following table provides the computations of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.

Years ended December 31,	2002	2001	2000
(000's, except per share amounts)			
Earnings per share computation			
Income (loss) from continuing operations	$ 8,939	$ (239)	$ 16,598
Discontinued operations [(a)]	10	(6,122)	95
Net income (loss) available to common shareholders	$ 8,949	$ (6,361)	$ 16,693
Weighted average common shares outstanding - basic	18,472	18,106	17,999
Earnings per share - basic			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.92
Discontinued operations [(a)]	0.00	(0.34)	0.01
Net income (loss) available to common shareholders	$ 0.48	$ (0.35)	$ 0.93
Weighted average common shares outstanding	18,472	18,106	17,999
Incremental shares from assumed conversions of:			
FELINE PRIDES - stock purchase contracts [(b)]	-	-	599
Stock options [(b)]	21	-	21
Weighted average common shares outstanding - diluted [(b)]	18,493	18,106	18,619
Earnings per share - diluted			
Income (loss) from continuing operations	$ 0.48	$ (0.01)	$ 0.89
Discontinued operations [(a)]	0.00	(0.34)	0.01
Net income (loss) available to common shareholders	$ 0.48	$ (0.35)	$ 0.90

(a) Effective December 2001, the Company began accounting for the engineering services business as a discontinued operation. Accordingly, it's operating results are segregated and reported as discontinued operations in the Consolidated Statements of Operations.

(b) The FELINE PRIDES and stock options were not included in the computation of diluted earnings per share for 2001 because their effect was antidilutive.

NOTE 11. BUSINESS SEGMENTS

The Company follows SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," which specifies standards for reporting information about operating segments ("business segments") in annual financial statements and requires selected information in interim financial statements. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, to make decisions on how to allocate resources and to assess performance. The Company's chief operating decision-making group is the Chief Executive Officer ("CEO") and certain other executive officers who report directly to the CEO. The operating segments are organized and managed separately because each segment offers different products or services. The Company evaluates the performance of its business segments based on the operating income generated. Operating income does not include income taxes, interest expense, discontinued operations, and non-operating income and expense items.

Under SFAS 131, an operating segment that does not exceed certain quantitative levels is not considered a reportable segment. Instead, the results of all segments that do not exceed the quantitative thresholds can be combined and reported as one segment and referred to as "all other." The Company's propane, pipelines and storage business segment and information technology services segment did not meet these quantitative thresholds and could have been grouped into the "all other" category. However, the Company has decided to voluntarily disclose information on these business segments.

The Company currently operates four reportable business segments. They are gas distribution, construction services, information technology services, and propane, pipelines and storage. Refer to Note 1 for a brief description of each business segment.

In December 2001, the Company's board of directors approved a plan to redirect the Company's business strategy, which included the divestiture of its engineering services business. The operating results of the engineering services business are segregated and reported as discontinued operations in the Consolidated Statements of Operations. The Company sold its engineering services business effective November 1, 2002. For further information refer to Note 14 of the Notes to Consolidated Financial Statements.

The accounting policies of the Company's four operating segments are the same as those described in Note 1 except that intercompany transactions have not been eliminated in determining individual segment results. The following table provides business segment information as well as a reconciliation ("Corporate and other") of the segment information to the applicable line in the consolidated financial statements. Corporate and other includes corporate related expenses not allocated to segments, intercompany eliminations and results of other smaller operations.

Years Ended December 31,	2002	2001	2000
(000's)			
Operating revenues [a]			
Gas distribution	$ 364,711	$ 324,365	$ 307,851
Construction services	119,254	126,205	105,231
Information technology services [b]	9,618	10,275	5,184
Propane, pipelines and storage	7,058	7,443	6,949
Corporate and other [c]	(19,676)	(22,465)	(14,890)
Total consolidated revenues	$ 480,965	$ 445,823	$ 410,325
Depreciation and amortization [a]			
Gas distribution	$ 25,342	$ 27,180	$ 26,272
Construction services	8,049	7,504	5,360
Information technology services [b]	586	397	60
Propane, pipelines and storage	931	1,008	999
Corporate and other	429	416	360
Total consolidated depreciation	$ 35,337	$ 36,505	$ 33,051
Operating income (loss) [a]			
Gas distribution	$ 59,076	$ 50,337	$ 62,876
Construction services	(1,999)	(1,374)	3,676
Information technology services [b]	602	431	481
Propane, pipelines and storage	1,946	1,871	1,530
Corporate and other	(2,916)	(6,874)	(3,330)
Total consolidated operating income	$ 56,709	$ 44,391	$ 65,233
Assets at year end			
Gas distribution	$ 741,613	$ 734,115	$ 741,593
Construction services	72,170	74,453	69,276
Engineering services [a]	-	4,302	8,837
Information technology services [b]	4,569	4,384	1,808
Propane, pipelines and storage	22,443	23,125	24,827
Corporate and other	35,719	23,169	4,882
Total consolidated assets	$ 876,514	$ 863,548	$ 851,223
Capital investments [d]			
Gas distribution	$ 29,972	$ 34,074	$ 47,466
Construction services	3,001	14,855	15,318
Engineering services [a]	-	275	209
Information technology services [b]	437	1,960	2,143
Propane, pipelines and storage	267	335	251
Corporate and other	1,300	3,945	3,033
Total consolidated capital investments	$ 34,977	$ 55,444	$ 68,420

(a) Effective December 2001, the Company began accounting for the engineering services segment as a discontinued operation. Accordingly, it's operating results are segregated and reported as discontinued operations in the Consolidated Statements of Operations.
(b) Operations began for the information technology services segment in April 2000.
(c) Includes the elimination of intercompany construction service revenue of $11,889,000, $12,986,000 and $9,694,000 for 2002, 2001 and 2000, respectively. Includes the elimination of intercompany information technology revenue of $7,620,000, $9,349,000 and $5,032,000 for 2002, 2001 and 2000, respectively.
(d) Capital investments include purchase of property, plant and equipment and net amounts paid for business acquisitions, including non-cash amounts such as deferred payments and the value, at the time of issuance, of Company stock issued as part of the acquisitions.

NOTE 12. INVESTMENT IN AFFILIATE

The equity method of accounting is used for interests where the Company has significant influence, but does not control the entity. At December 31, 2002, the Company's only investment in affiliates was a 50% ownership interest in the Eaton Rapids Gas Storage System ("ERGSS"). The investment in the unconsolidated affiliate is reported in deferred charges and other assets in the Consolidated Statements of Financial Position. ERGSS provides natural gas storage services to the Company's Gas Distribution Business. ERGSS had annual operating revenues associated with services provided to the Gas Distribution Business of $3.2 million in 2002 and $3.0 million in 2001 and 2000. The table below summarizes the financial information for ERGSS.

	2002	2001	2000
(000's)			
Operating Revenues	$ **5,791**	$ 5,714	$ 5,806
Operating income	$ **3,718**	$ 3,489	$ 3,579
Net income	$ **2,747**	$ 2,379	$ 2,372
The Company's share of net income	$ **1,374**	$ 1,190	$ 1,186
Current assets	$ **2,647**	$ 3,598	$ 1,435
Non-current assets	**23,491**	20,552	22,767
Total assets	$ **26,138**	$ 24,150	$ 24,202
Current liabilities	$ **5,679**	$ 3,332	$ 2,024
Non-current liabilities	**11,147**	12,567	13,023
Equity	**9,312**	8,251	9,155
Total liabilities and equity	$ **26,138**	$ 24,150	$ 24,202
The Company's equity investment	$ **4,656**	$ 4,126	$ 4,165

NOTE 13. COMMITMENTS AND CONTINGENCIES

Capital Investments. The Company's plans for expansion and improvement of its business properties are continually reviewed. Aggregate capital expenditures for property in 2003 are projected at approximately $33 million. The Company has no plans to incur additional expenditures for business acquisitions in 2003.

Lease Commitments. The Company leases buildings, vehicles and equipment. The resulting leases are classified as operating leases in accordance with SFAS 13, "Accounting for Leases." A significant portion of the Company's vehicles are leased. Leases on the majority of the Company's new vehicles are for a minimum of twelve months. The Company has the right to extend each vehicle lease annually and to cancel the extended lease at any time. During 2002, the Company received $4.4 million in proceeds from the sale of two buildings and land. The Company is leasing these facilities back over the period January 2003 through September 2005 for normal operating purposes. The annual lease payments during this period will amount to approximately $.5 million.

The Company's future minimum lease payments that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2002 totaled $13.1 million consisting of (in millions): 2003 - $1.8; 2004 - $1.7; 2005 - $1.3; 2006 - $1.1; 2007 - $1.1 and thereafter - $6.1. Total lease expense approximated $2.2 million, $2.5 million and $2.3 million in 2002, 2001 and 2000, respectively. The annual future minimum lease payments are less than the lease expense incurred in 2000 through 2002 because most of the vehicle leases at December 31, 2002 were on a month-to-month basis and were subject to cancellation at any time. However, management expects to renew or replace substantially all leases.

Environmental Issues. Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. The Company owns seven Michigan sites, which formerly housed such manufacturing facilities and expects that it will ultimately incur investigation and remedial action costs at some of these sites, and one other site. The Company has closed a related site with the approval of the appropriate environmental regulatory authority in the State of Michigan, and has developed plans and conducted preliminary field investigations at two other sites. The Company is in the process of estimating its liabilities and potential costs in connection with these sites, but the amounts of these estimates are not yet available. In accordance with an MPSC accounting order, any environmental investigation and remedial action costs will be deferred and amortized over ten years. Rate recognition of the related amortization expense will not begin until after a prudence review in a general rate case.

Personal Property Taxes. The Company and other Michigan utilities have asserted that Michigan's valuation tables in effect prior to 2000 resulted in the substantial overvaluation of utility personal property. Valuation tables established by the Michigan State Tax Commission ("STC") are used to estimate the reduction in value of personal property based on the property's age. In 1998, the Company began filing its personal property tax information with local taxing jurisdictions, using a revised calculation of the value of personal property subject to taxation. A number of local taxing jurisdictions accepted the revised calculation, and the Company recorded lower property tax expense in 1998 and subsequent years associated with the accepting taxing jurisdiction. The Company has also filed appeals to recover excess payments made in 1997 and subsequent years based on the revised calculation and recorded lower property tax expense as a result of the filings.

In November 1999, the STC approved new valuation tables that more accurately recognize the value of a utility's personal property. The new tables became effective in 2000 and are being used for current year assessments in most jurisdictions. However, several local taxing jurisdictions have taken legal action attempting to prevent the STC from implementing the new valuation tables and have continued to prepare assessments based on the superceded tables.

The Company will seek to apply the new tables retroactively and to ultimately settle the pending tax appeals related to prior periods. This is a solution supported by the STC in the past. The legal action, along with possible additional appeals by local taxing jurisdictions or negotiated settlements, may delay the time period for recovery and ultimately impact the amount of recovery. As of December 31, 2002, the Company had a receivable of approximately $4.0 million recorded for the Company's estimated recovery of these prior year excess property tax payments.

On November 7, 2002, the MPSC issued an order requiring each natural gas and electric utility company subject to its jurisdiction to show cause as to why each such utility should not reduce its rates to reflect the new personal property valuation tables that were placed in effect in 2000 by the STC and why it should not refund to the ratepayers any recovery amounts it receives as refunds from taxing jurisdictions as it implements the new valuation tables. The Company filed a response to the Order in December 2002. In its response, the Company stated that its rates should not be reduced and that refunds to customers should not be required as a result of changes in personal property tax multipliers. The reasons sighted by the Company were that (1) its existing rates have been and currently are insufficient for it to earn its authorized rate of return, (2) most of the potential for refunds relates to disputes arising out of tax years prior to the change in the tax multipliers, (3) for that portion of the receivable applicable to the change in the rate multipliers, customers have already received the benefits of the resulting lower property tax expenses through certain incentive regulation and income sharing rate mechanisms that were implemented in conjunction with the Company's approved rates and (4) to order any refund to customers of amounts received by the Company from taxing authorities would constitute prohibited retroactive ratemaking.

Other Contingencies. Under the terms of the Company's acquisition agreement, the former owners of K&B Construction were given the opportunity to receive additional consideration if future results of operations exceed certain targeted levels. The amounts potentially payable to the former owners of K&B are subject to set-off for certain liabilities. There has been no additional consideration paid in connection with the K&B acquisition. The amounts potentially payable have been placed in escrow and are reflected in restricted cash in the Company's Consolidated Statements of Financial Position pending the outcome of certain claims and litigation.

In the normal course of business, the Company may be a party to certain lawsuits and administrative proceedings before various courts and government agencies. These lawsuits and proceedings may involve personal injury, property damage, contractual issues and other matters. Management cannot predict the ultimate outcome of any pending or threatening litigation or of actual or possible claims; however, management believes resulting liabilities, if any, will not have a material adverse impact upon the Company's financial position or results of operations.

NOTE 14. RESTRUCTURING AND DISCONTINUATION OF OPERATIONS

During the fourth quarter of 2001, the Company announced a redirection of its business strategy and began restructuring its corporate, business unit and operational structures. This involved the integration of the Company's Michigan and Alaska gas distribution divisions and the closure of the Company's Houston-based engineering and construction headquarters and related consolidation of administrative functions in Michigan. The redirection also involved the divestiture of the Company's engineering services business and the ceasing of operations in certain regions of the construction business that were not likely to contribute to shareholder value in the near term. The new strategy concentrates more on profitable growth within each line of business and less on acquisitions.

The Company recorded $6.1 million of restructuring and impairment charges in the fourth quarter of 2001 for the planned restructuring activities and the ceasing of operations in certain regions of its construction business. The charges are included in operating expenses in the Consolidated Statements of Operations and include severance expense, costs associated with terminating leases, writedowns of certain construction operations and other related expenses. There was no material adjustment to the restructuring and impairment charges during 2002.

The activities of the Company's engineering services business have been accounted for as a discontinued operation and, accordingly, the operating results and the loss on the disposal of this business segment are segregated and reported as discontinued operations in the Consolidated Statements of Operations. Operating results, net of income taxes, from the discontinued operations were $(1.1) million and $0.1 million for 2001 and 2000, respectively. In the fourth quarter of 2001, the Company recorded a loss of $5.0 million, net of income taxes, for the estimated loss the Company expected to incur on the disposal of its engineering business segment, including estimated losses from operations during the phase-out period. In November 2002, the Company sold its engineering services business. The sale resulted in a loss, net of income taxes, of $5.0 million, including actual operating losses during the phase-out period. There was a difference of $10 thousand between the actual losses and the estimated losses, which is included in discontinued operations for 2002.

Components of amounts reflected in the Consolidated Statements of Income and Consolidated Statements of Financial Position for the engineering services business are presented in the following table.

(000's)	2002	2001	2000
Consolidated statements of operations data			
Revenues	$ -	$ 12,247	$ 20,655
Operating expenses	-	14,340	20,630
Operating income (loss)	-	(2,093)	25
Other income (deductions)	-	257	122
Income tax benefit (expense)	-	694	(52)
Income (loss) from discontinued operations	$ -	$ (1,142)	$ 95
Gain (loss) on divestiture of discontinued operations, including losses during phase-out period, net of income tax (expense) benefit of ($1,277), $2,429 and $0	$ 10	$ (4,980)	$ -
Consolidated statements of financial position data			
Current assets	$ -	$ 4,050	$ 5,136
Property, plant and equipment, net	-	250	1,233
Deferred charges and other assets, net	-	2	2,468
Current liabilities	-	(4,880)	(3,401)
Deferred credits and other liabilities	-	-	(911)
Net assets (liabilities) of discontinued operations held for sale	$ -	$ (578)	$ 4,525

NOTE 15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In the opinion of the Company, the following quarterly information includes all adjustments necessary for a fair statement of the results of operations for such periods. Earnings and dividends per share for each quarter are calculated based upon the weighted average number of shares outstanding during each quarter. As a result, adding the earnings or dividends per share for each quarter of a year may not equal annual earnings or dividends per share due to changes in shares outstanding throughout the year. Due to the seasonal nature of the Company's gas distribution business, the results of operations reported on a quarterly basis show substantial variations.

Quarters	First	Second	Third	Fourth
(000's, except per share amounts)				
2002				
Operating revenues	$ 155,911	$ 106,100	$ 72,693	$ 146,261
Operating income	28,619	10,341	(346)	18,095
Income (loss) from continuing operations	11,330	45	(7,014)	4,578
Net income (loss) available to common shareholders	11,330	45	(7,014)	4,588
Earnings per share from income (loss) from continuing operations:				
- basic	0.62	-	(0.38)	0.25
- diluted	0.62	-	(0.38)	0.25
Earnings per share from net income (loss) available to common shareholders:				
- basic	0.62	-	(0.38)	0.25
- diluted	0.62	-	(0.38)	0.25
Cash dividends per share	0.21	0.13	0.13	0.13
2001				
Operating revenues	$ 149,978	$ 86,512	$ 76,804	$ 132,529
Operating income	25,666	5,344	939	12,442
Income (loss) from continuing operations	9,478	(3,345)	(6,503)	131
Net income (loss) available to common shareholders	9,056	(3,339)	(6,645)	(5,433)
Earnings per share from income (loss) from continuing operations:				
- basic	0.52	(0.19)	(0.36)	0.01
- diluted	0.50	(0.19)	(0.36)	0.01
Earnings per share from net income (loss) available to common shareholders:				
- basic	0.50	(0.18)	(0.37)	(0.30)
- diluted	0.48	(0.18)	(0.37)	(0.30)
Cash dividends per share	0.21	0.21	0.21	0.21

Years Ended December 31,	2002	2001	2000	1999
Statement of Operations (000's)				
Operating revenue	$ 480,965	$ 445,823	$ 410,325	$ 369,922
Operating expenses				
Cost of gas sold	$ 220,422	$ 184,973	$ 161,945	$ 117,789
Cost of gas marketed	-	-	-	95,632
Operations and maintenance	156,653	162,289	140,236	85,696
Depreciation	35,337	36,505	33,051	19,742
Property and other taxes	11,844	11,562	9,860	8,660
Restructuring and impairment charges	-	6,103	-	-
	$ 424,256	$ 401,432	$ 345,092	$ 327,519
Operating Income	$ 56,709	$ 44,391	$ 65,233	$ 42,403
Other income (deductions)	(29,030)	(29,449)	(32,077)	(16,750)
Income (loss) before income taxes and dividends on trust preferred securities	$ 27,679	$ 14,942	$ 33,156	$ 25,653
Income taxes	10,139	6,578	11,554	7,631
Dividends on trust preferred securities, net of income tax	8,601	8,603	5,004	-
Income (loss) from continuing operations	$ 8,939	$ (239)	$ 16,598	$ 18,022
Discontinued operations, extraordinary charges and changes in accounting methods	10 (f)	(6,122) (f)	95 (f)	(363) (f)
Net income (loss) available to common shareholders	$ 8,949 (f)	$ (6,361) (f)	$ 16,693 (f)	$ 17,659 (f)
Common dividends	10,776	15,193	15,033	15,272
Earnings (deficit) reinvested in the business	$ (1,827)	$ (21,554)	$ 1,660	$ 2,387
Common stock data				
Average shares outstanding (000's) (a)				
Basic	18,472	18,106	17,999	17,697
Diluted (b)	18,493	18,106	18,619	17,720
Earnings per share on net income (loss) available to common shareholders (a)				
Basic	$ 0.48 (f)	$ (0.35) (f)	$ 0.93 (f)	$ 1.00 (f)
Diluted (b)	$ 0.48 (f)	$ (0.35) (f)	$ 0.90 (f)	$ 1.00 (f)
Dividends paid per share (a)	$ 0.59	$ 0.84	$ 0.84	$ 0.87 (a)
Dividends payout ratio	120.4%	N/A	90.1%	86.5%
Book value per share (a) (c)	$ 5.89	$ 6.24	$ 7.50	$ 7.95
Market value per share (a) (c) (d)	$ 6.10	$ 10.75	$ 15.56	$ 11.81
Number of registered common shareholders (c)	9,087	9,327	9,517	9,217
Balance sheet data (000's) (c)				
Total assets	$ 876,514	$ 863,548	$ 851,223	$ 815,183
Capitalization				
Long-term debt (e)	$ 366,026	$ 368,966	$ 307,930	$ 170,000
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries	139,436	139,394	139,374	-
Preferred stock	-	-	-	-
Common equity	110,022	113,810	135,472	142,340
	$ 615,484	$ 622,170	$ 582,776	$ 312,340
Financial ratios				
Capitalization				
Long-term debt (e)	59.5%	59.3%	52.8%	54.4%
Company-obligated mandatorily redeemable trust preferred securities of subsidiaries	22.6%	22.4%	23.9%	-
Preferred stock	-	-	-	-
Common equity	17.9%	18.3%	23.3%	45.6%
	100.0%	100.0%	100.0%	100.0%
Return on average common equity	8.0%	(5.1)%	12.0%	12.9%

(a) Adjusted to give effect to 5 percent stock dividends in May each year, 1992 through 1998.

(b) Prior to 1999, diluted average common shares outstanding were not materially different than basic average common shares outstanding. Therefore, there was no dilutive impact on earnings per share.

(c) At year end.

(d) Amounts prior to 1997 based on closing bid price. Amounts for 1997 and subsequent years, based on closing stock price.

(e) Includes current maturities of long-term debt.

(f) Includes, net of tax, $10 or $.00 per share, $(6,122) or $(.34) per share, $95 or $.01 per share, ($363) or ($.02) per share, $1,672 or $.11 per share, $504 or $.03 per share and, $41 or $.00 per share in 2002, 2001, 2000, 1999, 1998, 1997 and 1996, respectively, attributable to the reclassification of the operating results of the engineering services business to discontinued operations.

1998	1997	1996	1995	1994	1993	1992
$ 596,548	$ 770,272	$ 544,949	$ 335,538	$ 372,430	$ 288,963	$ 251,526
$ 109,388	$ 150,967	$ 151,135	$ 120,619	$ 135,669	$ 139,051	$ 121,643
386,691	518,157	308,619	130,087	153,973	67,474	52,347
55,064	50,562	40,669	36,217	35,558	34,496	33,590
15,167	12,863	11,317	12,035	11,549	12,468	12,344
8,981	9,334	8,648	7,966	8,186	8,446	7,729
-	-	-	-	-	-	-
$ 575,291	$ 741,883	$ 520,388	$ 306,924	$ 344,935	$ 261,935	$ 227,653
$ 21,257	$ 28,389	$ 24,561	$ 28,614	$ 27,495	$ 27,028	$ 23,873
(8,986) (i)	(5,240) (j)	(44,672) (l)	(11,132)	(11,658)	(11,612)	(11,022)
$ 12,271	$ 23,149	$ (20,111)	$ 17,482	$ 15,837	$ 15,416	$ 12,851
5,188	8,228	(7,308)	6,151	4,559	5,676	3,640
-	-	-	-	-	-	-
$ 7,083	$ 14,921	$ (12,803)	$ 11,331	$ 11,278	$ 9,740	$ 9,211
2,957 (f)-(h)	504 (f)	41 (f)	-	(1,286) (g)	(177) (g)	(901) (g)
$ 10,040 (f)-(i)	$ 15,425 (f)(j)	$ (12,762) (f)(l)	$ 11,331	$ 9,992 (g)	$ 9,563 (g)	$ 8,310 (g)
11,836	10,225	9,814	9,230	8,656	7,419	6,875
$ (1,796)	$ 5,200	$ (22,576)	$ 2,101	$ 1,336	$ 2,144	$ 1,435
15,906 (b)	14,608 (b)	14,573 (b)	13,696 (b)	13,440 (b)	12,155 (b)	11,835 (b)
$ 0.63 (f)-(i)	$ 1.06 (f)(j)	$ (0.88) (f)(l)	$ 0.83	$ 0.74 (g)	$ 0.79 (g)	$ 0.70 (g)
$ 0.63	$ 1.06	$ (0.88)	$ 0.83	$ 0.74	$ 0.79	$ 0.70
$ 0.744	$ 0.700	$ 0.673	$ 0.674	$ 0.644	$ 0.610	$ 0.581
117.9%	66.0%	N/A	81.5%	86.6%	77.6%	82.7%
$ 7.61	$ 6.44	$ 5.95	$ 7.99	$ 7.86	$ 6.94	$ 6.45
$ 16.31	$ 17.26	$ 16.78	$ 15.54	$ 14.80	$ 17.24	$ 14.19
9,336	8,755	8,509	8,334	8,149	7,261	6,892
$ 489,662	$ 507,160	$ 479,037	$ 378,523	$ 368,498	$ 348,813	$ 319,548
$ 170,000	$ 163,548	$ 108,112	$ 107,325	$ 104,910	$ 117,022	$ 102,728
-	-	-	-	-	-	-
3,255	3,269	3,269	3,272	3,288	3,290	3,320
132,228	95,131	86,678	109,511	107,379	85,657	77,353
$ 305,483	$ 261,948	$ 198,059	$ 220,108	$ 215,577	$ 205,969	$ 183,401
55.6%	62.4%	54.6%	48.8%	48.7%	56.8%	56.0%
-	-	-	-	-	-	-
1.1%	1.3%	1.6%	1.5%	1.5%	1.6%	1.8%
43.3%	36.3%	43.8%	49.7%	49.8%	41.6%	42.2%
100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
8.8%	17.0% (k)	(13.0)% (m)	10.4%	9.5%	11.6%	11.1%

(g) Includes $499 (net of tax) or $.03 per share, $1,286 (net of tax) or $.10 per share, $177 (net of tax) or $.01 per share, and $901 (net of tax) or $.08 per share in 1998, 1994, 1993 and 1992, respectively, attributable to extraordinary losses on the early extinguishment of debt.

(h) Includes income of $1,784 (net of tax) or $.11 per share attributable to a change in accounting method.

(i) Includes a gain of $1,708 (net of tax) or $.11 per share from the sale of the NOARK Investment.

(j) Includes income due to an adjustment to the reserve for the NOARK investment - $5,025 (net of tax) or $.34 per share.

(k) Excluding the adjustment to the reserve for the NOARK investment, return on average common equity was 11.8%.

(l) Includes the write-down of the NOARK investment - $21,000 (net of tax) or $1.44 per share.

(m) Excluding the write-down of the NOARK investment, return on average common equity was 7.6%.

(n) Includes a special one-time dividend of $0.05 per share.

Years Ended December 31,	2002	2001	2000	1999
Operating Revenues (000's)				
Gas Sales Revenues				
Residential	$ 227,086	$ 201,754	$ 190,221	$ 137,407
Commercial	84,480	73,831	62,354	38,451
Industrial	24,089	19,812	18,412	6,763
	$ 335,655	$ 295,397	$ 270,987 (c)	$ 182,621 (c)
Other Operating Revenues				
Gas transportation	$ 25,707	$ 25,888	$ 30,783	$ 22,369
Construction services	107,365	117,160	95,537	49,965
Gas marketing	-	-	-	96,855
Other	12,238	7,378	10,693	9,564
	$ 145,310	$ 150,426	$ 137,013	$ 178,753
	$ 480,965	$ 445,823	$ 408,000 (c)	$ 361,374 (c)
Gas sold, transported and marketed (MMcf)				
Volumes sold				
Residential	42,671	41,529	41,397	28,583
Commercial	16,970	16,032	14,591	8,882
Industrial	5,416	5,566	5,066	1,780
	65,057	63,127	61,054 (c)	39,245 (c)
Volumes transported	44,921	42,992	48,706	32,417
Volumes marketed	-	-	-	43,387
Number of customers, annual average				
Residential	338,691	327,656	318,479	237,375
Commercial	35,621	35,109	33,031	20,301
Industrial	1,685	1,674	1,658	730
Transportation and ATS	2,391	5,456	8,253	9,183
	378,388	369,895	361,421	267,589
Averages per residential customer				
Volumes of gas sold (Mcf)	126	127	130	120
Revenues	$ 670	$ 616	$ 597	$ 579
Revenue per Mcf	$ 5.32	$ 4.85	$ 4.60	$ 4.81
Degree days				
Normal	7,648	7,698	7,748	7,131
Actual	7,394	7,038	7,293	6,650
Percent colder (warmer) than normal	(3.3)%	(8.6)%	(5.9)%	(6.7)%
Cost of gas sold				
Purchased (000's) (a)	$ 242,918	$ 189,231	$ 156,628	$ 95,460
(Injected) withdrawn from storage (000's)	(22,496)	(4,258)	3,235 (c)	15,932 (c)
	$ 220,422	$ 184,973	$ 159,863 (c)	$ 111,392 (c)
Average per Mcf	$ 3.39	$ 2.93	$ 2.62	$ 2.84
Other information				
Gross plant (000's)	$ 728,766	$ 707,981	$ 664,795	$ 603,939
Net plant - less depreciation reserve (000's)	$ 521,131	$ 524,545	$ 510,026	$ 474,346
Payroll (000's) (b)	$ 87,290	$ 96,163	$ 90,021	$ 60,862
Number of employees at year-end	1,592	2,154	1,568	1,632

(a) Does not include gas marketed and transported.
(b) Does not include fringe benefits.
(c) Does not include the sale of excess gas inventory to a third party.

1998	1997	1996	1995	1994	1993	1992
$ 118,220	$ 139,538	$ 138,644	$ 115,242	$ 121,066	$ 122,216	$ 110,173
42,041	66,577	65,509	54,763	59,413	61,379	53,770
6,439	12,065	15,218	14,019	15,481	16,049	14,953
$ 166,700	$ 218,180	$ 219,371	$ 184,024	$ 195,960	$ 199,644	$ 178,896
$ 14,832	$ 13,243	$ 12,358	$ 12,448	$ 11,999	$ 11,968	$ 11,918
16,621	7,484	-	-	-	-	-
390,817	526,962	308,703	133,396	158,284	70,991	54,595
7,578	4,403	4,517	5,670	6,187	6,360	6,117
$ 429,848	$ 552,092	$ 325,578	$ 151,514	$ 176,470	$ 89,319	$ 72,630
$ 596,548	$ 770,272	$ 544,949	$ 335,538	$ 372,430	$ 288,963	$ 251,526
21,946	25,968	26,703	24,676	23,437	23,302	22,352
8,840	13,483	13,670	12,738	12,469	12,608	11,890
1,461	2,534	3,385	3,373	3,464	3,500	3,513
32,247	41,985	43,758	40,787	39,370	39,410	37,755
23,791	21,373	20,532	23,849	21,293	19,073	22,147
166,197	199,689	129,429	82,504	78,082	31,501	29,637
219,996	213,850	206,512	200,368	194,663	189,567	184,394
20,378	21,941	21,453	21,088	20,575	20,103	19,584
696	820	837	847	844	852	861
3,105	183	151	145	130	115	109
244,175	236,794	228,953	222,448	216,212	210,637	204,948
100	121	129	123	120	123	121
$ 537	$ 653	$ 671	$ 575	$ 622	$ 645	$ 597
$ 5.37	$ 5.40	$ 5.20	$ 4.67	$ 5.17	$ 5.24	$ 4.93
6,930	6,882	6,795	6,799	6,698	6,715	6,732
5,566	6,838	7,099	7,158	6,861	7,053	6,882
(19.7)%	(0.6)%	4.5%	5.3%	2.4%	5.0%	2.2%
$ 115,472	$ 150,344	$ 158,808	$ 110,085	$ 135,850	$ 140,075	$ 131,743
(6,084)	623	(7,673)	10,534	(181)	(1,024)	(10,100)
$ 109,388	$ 150,967	$ 151,135	$ 120,619	$ 135,669	$ 139,051	$ 121,643
$ 3.39	$ 3.60	$ 3.45	$ 2.96	$ 3.45	$ 3.53	$ 3.22
$ 400,051	$ 381,835	$ 357,165	$ 332,996	$ 310,916	$ 294,495	$ 278,884
$ 285,076	$ 275,579	$ 256,011	$ 240,177	$ 226,755	$ 217,517	$ 209,100
$ 44,549	$ 28,807	$ 22,736	$ 22,067	$ 21,758	$ 20,862	$ 21,010
860	760	574	524	541	533	557

Market Price and Dividends. SEMCO ENERGY began trading on the NYSE on January 6, 2000, with the trading symbol "SEN." Prior to that date, the Company was traded on the NASDAQ with the trading symbol "SMGS." The quarterly cash dividends paid per share and the reported high and low sales prices (as reported on the New York Stock Exchange) of the Company's common stock for 2002 and 2001 were as follows:

2002	High	Low	Quarterly Cash Dividends	2001	High	Low	Quarterly Cash Dividends
First quarter	$ 11.40	$ 6.95	$ 0.21	First Quarter	$ 15.4375	$13.1875	$ 0.21
Second Quarter	10.25	6.60	0.13	Second Quarter	15.95	13.61	0.21
Third Quarter	10.08	7.06	0.13	Third Quarter	15.75	14.05	0.21
Fourth Quarter	8.15	5.60	0.13	Fourth Quarter	14.85	9.45	0.21

2003 Annual Meeting. The Annual Meeting will be held Tuesday, April 15, 2003, at 10:00 a.m. Eastern Time at McMorran Place, 701 McMorran Blvd., Port Huron, MI 48060

Financial Information. SEMCO ENERGY, Inc. (SEN) intends to keep investors well-informed on the Company's performance. The Company files reports electronically with the Securites and Exchange Commission ("SEC"), including Form 10-K (which includes the Annual Report), Form 10-Q, Proxy Statements and other required reports. The Public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549 or by calling (800)SEC-0330. The SEC also maintains a website on the Internet at address http://www.sec.gov that contains the reports filed by the Company. Any of the following are available from the company free of charge on request: Annual Report, Quarterly Reports, News Releases, Form 10-K and Form 10-Q. SEN also has financial information on the Internet at address http://www.semcoenergy.com. For additional information, write or call:

Thomas Connelly, Director Investor Relations
SEMCO ENERGY, Inc.
28470 13 Mile Road
Farmington Hill, MI 48334
(800) 225-7647

Stock Transfer, Registrar and Dividend Disbursing Agent. For SEN Common Stock, inquiries regarding transfer requirements, dividend checks, address changes, dividend reinvestment enrollment and lost stock certificates should be addressed to: Wells Fargo Bank Minnesota, N.A., P.O. Box 64863, St. Paul, MN 55164-0863, (877) 536-3549 toll-free or (651) 450-4064.

Direct Stock Purchase and Dividend Reinvestment Plan. The Direct Stock Purchase and Dividend Reinvestment Plan provides current and potential investors with a convenient way to purchase shares of Common Stock of the Company by making cash payments and/or reinvesting dividends without brokerage commissions. You do not need to be a current shareholder to participate.

Features:

- Initial investment of $250 up to $100,000
- Optional cash payments of as little as $25, up to $100,000 annually
- Reinvest all or portion of dividends
- Direct electronic deposits of dividends not reinvested
- Weekly purchases
- Deposit certificates into the plan for safekeeping
- Transfer all or a portion of plan shares to make a gift
- Sell shares through the plan

For a New Account Enrollment Form and a Plan Prospectus, please call Wells Fargo Bank toll-free at (877) 536-3549.

SUMMARY OF ABBREVIATED TERMS

AMR: (Automated Meter Reading) A Meter Reading System that employs radio waves to collect consumption data

APB: Accounting Principles Board

ATS: (Aggregated Transportation Service) Program that allows commercial and industrial gas company customers in Michigan to purchase their gas from third-party gas suppliers, with the Company transporting the gas

Bcf: A quantity of natural gas volumes equivalent to one billion cubic feet

CCBC: City Commission of Battle Creek, Michigan

Core Competency: Refers to the fundamentals of SEMCO ENERGY's business: Natural Gas Distribution, Gas Infrastructure Construction and Information Technology

Degree Day: A measure of coldness computed by the number of degrees the average daily temperature falls below 65 degrees fahrenheit

DRIP: Direct Stock Purchase and Dividend Reinvestment Plan

Dth: (dekatherm) A quantity of heat energy equivalent to one million British Thermal Units (BTU)

FASB: Financial Accounting Standards Board

FERC: Federal Energy Regulatory Commission

GCA: (Gas Cost Adjustment) A process by which the gas company, through annual gas cost proceedings before the RCA, can recover the prudent and reasonable cost of gas sold

GCR: (Gas Cost Recovery) A process by which the gas company, through annual gas cost proceedings before the MPSC or CCBC, can recover the prudent and reasonable cost of gas sold

Mcf: A quantity of natural gas volumes equivalent to one thousand cubic feet

MMcf: A quantity of natural gas volumes equivalent to one million cubic feet

MPSC: Michigan Public Service Commission

RCA: Regulatory Commission of Alaska

SFAS: Statement of Financial Accounting Standards

Tcf: A quality of natural gas volumes equivalent to one trillion cubic feet

FORWARD> NAVIGATING CHANGE/CREATING VALUE

HURRICANE GULCH BRIDGE, CENTRAL ALASKA

MUCH LIKE THE SUPPORTS OF A BRIDGE, THE PEOPLE AND SYSTEMS OF A CORPORATION WORK TOGETHER TO CREATE A STABLE STRUCTURE. EACH ELEMENT IS VITALLY IMPORTANT TO THE OVERALL SYSTEM. EQUALLY, AS EACH SUPPORT PROCESS IS ASSESSED AND IMPROVED, THE WHOLE SYSTEM MAINTAINS, IF NOT IMPROVES, ITS CAPABILITY. THUS, STRAIN ON ANY ONE PART IS REDUCED AND THE VALUE OF THE ENTIRE ENTERPRISE CAN BE MAXIMIZED.



SEMCO ENERGY

SEMCO ENERGY, INC. 28470 13 MILE ROAD, SUITE 300, FARMINGTON HILLS, MI 48334